SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Preliminary Final Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 31, 2018

Prana Biotechnology Limited

Appendix 4E

30 June 2018

Prana Biotechnology Limited

Appendix 4E

Preliminary Final Report

Year ended 30 June 2018

Name of entity	Prana Biotechnology Limited
ABN or equivalent company reference	37 080 699 065
Current reporting period	30 June 2018
Corresponding reporting period	30 June 2017

Results for announcement to the market

				$
Revenue for ordinary activities	Up	51.9%	to	201,174
Net loss after tax (from ordinary activities) for the period attributable to members	Up	9.6%	to	8,265,737
Net loss after tax for the period attributable to members	Up	9.6%	to	8,265,737

Net tangible assets per share

	30 June 2018	30 June 2017
Net tangible asset backing per share (cents)	3.01	4.44

Explanation of results

Prana Biotechnology Limited recorded revenue of $201,174 for the year ended 30 June 2018 (2017: $132,396), which is interest received on the Group’s bank accounts.

Prana Biotechnology Limited has incurred a loss for the year of $8,265,737 (2017: $7,542,076). This loss has increased due to the increased research and development expenditure.

For further details relating to the current period’s results, refer to the Review of operations and activities contained within this document.

Changes in controlled entities

N/A

Other information required by Listing Rule 4.3A

N/A

Audit

These accounts have been audited. An unmodified audit report is provided with the accompanying financial report.

PRANA
BIOTECHNOLOGY

PRANA
BIOTECHNOLOGY
Annual Report 2018

Annual Report 2018

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2

Annual Report 2018

Annual Report 2018

Corporate Directory

Directors

Name	Position
Mr. Geoffrey Kempler	Executive Chairman & CEO
Mr. Brian Meltzer	Non-Executive Independent Director
Dr. George Mihaly	Non-Executive Independent Director
Mr. Peter Marks	Non-Executive Independent Director
Mr. Lawrence Gozlan	Non-Executive Independent Director
Dr. Ira Shoulson	Non-Executive Director

Company Secretary

Mr. Phillip Hains

Principal registered office in Australia

Level 3, 62 Lygon Street

Carlton Victoria 3053

Australia

+61 3 9824 5254

Share register

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor

PricewaterhouseCoopers

2 Riverside Quay

Southbank Victoria 3006

Solicitors

Quinert Rodda & Associates

Suite 1, Level 6, 50 Queen Street

Melbourne Victoria 3000

Website

pranabio.com

4

Annual Report 2018

Chairman’s Letter

Dear fellow shareholders,

I am pleased to present the Company’s 2018 Annual Report and reflect on how much progress has been made in the past 12 months.

This year we have focused our drug development efforts on treating atypical Parkinsonian disorders, neurodegenerative orphan diseases with no approved therapies. Patients’ lives can be severely affected by parkinsonism with slowed movement, muscle rigidity and pain. Atypical parkinsonism patients typically respond poorly to usual anti-parkinsonian therapies and also experience prominent non-motor symptoms that may include difficulty maintaining blood pressure, bowel and bladder dysfunction, impaired executive function and emotional problems, such as depression, all of which can have a profound effect on quality of life.

Many of the non-physical symptoms overlap with the symptoms of Alzheimer’s disease. Our scientists have for many years been at the forefront of Alzheimer’s disease research and bring a vast and deep body of experience to our ongoing drug development efforts to treat neurodegenerative disease.

Our lead drug candidate, PBT434, has been designed to treat these diseases and we have very encouraging evidence of PBT434’s effect on atypical Parkinsonian diseases such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP). We believe PBT434’s positive effects come from its ability to prevent the abnormal aggregation of the proteins involved in these diseases – the tau protein associated with PSP and the alpha-synuclein protein associated with MSA.

PBT434 is progressing well in a Phase 1 clinical trial being conducted in Melbourne and planning is ongoing for a Phase 2a clinical trial in patients.

This year we have had several opportunities to present our findings to both the investor and academic communities in Australia, the USA and China and we will step up our efforts to educate these communities and increase attention on our activities.

It is our ambition and our hope to see PBT434 and other proprietary drugs emerging from our drug discovery program be developed to help the millions of people suffering from neurodegenerative diseases. In particular, we see opportunity in meeting the continuing unmet medical need beyond atypical parkinsonism to the much larger population with Parkinson’s disease. This year has seen that effort strengthen and advance.

I would like to thank my fellow board members and staff for their continuing dedication and hard work on behalf of all stakeholders.

Yours sincerely,

Mr. Geoffrey Kempler

Executive Chairman &

CEO

5

Annual Report 2018

Review of operations and activities

Detailed below is an update on the status of the Group's development projects and overall operations for the year ended 30 June 2018.

We have made significant progress over the past 12 months in advancing our product candidate for Parkinsonian movement disorders, PBT434, culminating with the commencement of our first-in-human study in healthy volunteers. PBT434 is the lead product candidate from our second generation of compounds with excellent potential to treat various neurological disorders. PBT434 has a binding profile and biologic activity distinct from that of previously developed compounds and has been shown to prevent alpha-synuclein aggregation, preserve neurons and improve function in diverse animal models of neurodegenerative diseases. Alpha-synuclein is an important intracellular protein implicated in the underlying pathology of Parkinson’s disease and “atypical” parkinsonian movement disorders. PBT434 continues to demonstrate impressive benefits in animal models of disease. Prana’s current discovery strategy is to identify novel compounds that intercede in neurodegenerative processes underlying neuronal injury and death by preventing the aggregation of disease specific target proteins such as alpha-synuclein, tau and beta amyloid. The advancement of PBT434 into the clinic marks a significant milestone in the evolution of Prana’s discovery platform to yield novel therapeutic agents with differential activity, thus building our pipeline breadth and depth.

Clinical Development

The clinical program for Prana’s lead product candidate for Parkinsonian movement disorders, PBT434, commenced dosing in June of this year. The Phase 1 study includes single- and multiple- ascending dose (SAD and MAD) portions and is being conducted in Australia. This first-in-human clinical trial is investigating the safety, tolerability and pharmacokinetics of PBT434 and metabolites in healthy adult and elderly volunteers after single and repeated dose oral administration. Successful completion of the study will provide essential information to design a proof-of-concept study in patients and planning for this new stage of development is progressing.

Candidate Product Discovery and Translational Biology Programs

PBT434, the newest product candidate to emerge from our discovery group, is a brain penetrant, small molecule drug that represents a novel treatment for Parkinsonian movement disorders.

Important findings on the biological activity and animal investigation of PBT434 were published in June 2017 in the journal Acta Neuropathologica Communications in the paper entitled, “The novel compound PBT434 prevents iron-mediated neurodegeneration and alpha-synuclein toxicity in multiple models of Parkinson’s disease”. This publication included data demonstrating that PBT434 can block the formation of toxic alpha-synuclein oligomers and aggregates; prevent alpha-synuclein mediated oxidative stress that induces cell death; and preserve neurons in both transgenic and toxin mouse models of Parkinson’s disease. Importantly, these benefits were associated with improvements in motor performance in various Parkinson’s disease animal models.

Building on these findings, new data on PBT434 in an animal model of Multiple System Atrophy (MSA) were presented at the 6th International Multiple System Atrophy Congress in New York City in March of this year. MSA, a rare and rapidly progressive neurological disorder without approved treatments, is a form of atypical parkinsonism in which aggregation of alpha-synuclein plays a major role in the disease process. The data presented demonstrate that in a transgenic animal model of MSA, PBT434 prevents α-synuclein accumulation, preserves neurons, and decreases the number of glial cell inclusions in the brains of treated animals. Glial cell inclusions are the hallmark pathological finding in MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration. The improvements in pathology led to improved motor function in PBT434 treated animals. A more complete presentation of the MSA data will be made at the International Congress of Parkinson’s Disease and Movement Disorders® to be held in Hong Kong in October.

Demonstration of efficacy with PBT434 in mouse models of synucleinopathy, such as Parkinson’s disease and Multiple System Atrophy, and tauopathy, such as Progressive Supranuclear Palsy, provides breadth of opportunity to develop PBT434 in number of neurological conditions, many of which are orphan diseases.

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Annual Report 2018

Review of operations and activities (continued)

Candidate Product Discovery and Translational Biology Programs (continued)

Follow up compounds to PBT434 are being designed not only from the quinazolinone class but also from additional chemical classes to offer differentiated functional pharmacodynamic and pharmacokinetic characteristics. Key to maintaining a competitive advantage in the field is the ability for continuous improvement and innovation in the discovery of novel product candidates from new chemical scaffolds that offer mechanisms of action to intercede in disease processes and innovative patentable chemical entities.

Using structure-activity relationship insights that has been developed over years of testing and validation by Prana scientists, new compounds are being generated that retain functionality across diverse and novel chemical scaffolds. Over the last year, new compounds from several scaffolds were synthesized and began mechanistic profiling. The compounds are initially screened for activity in biological systems relevant to candidate diseases we are targeting. New screens are being investigated that will assess the ability of a compound to intercede in the pathogenic steps thought to underly the disease processes for target diseases, such as protein aggregation and hyperphosphorylation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program will be progressed in relevant animal models of Parkinsonian diseases, Alzheimer’s disease or other neurodegenerative diseases, in particular orphan diseases.

Results of operations

The Group reported a loss for the year of $8,265,737 (2017: $7,542,076). The loss is after fully expensing all research and development costs.

Other income

We had other income of $3,125,775 (2017: $3,022,673) relating to a 43.5% tax incentive rebate for eligible research and development activities.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents, salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) increased to $6,698,016 for the year ended 30 June 2018 from $5,700,339 for the year ended 30 June 2017, an increase of $997,677, or 18%. The decrease in research and development expenses in the year ended 30 June 2018 is primarily attributable to the US Food and Drug Administration’s (FDA) placement of PBT2 on partial clinical hold resulting in significantly reduced PBT2 clinical development and manufacturing related expenses.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on 1 July 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the year ended 30 June 2018, we recorded $3,125,775 as receivable with respect to funds we will receive in relation to the 2018 financial year under the research and development incentive scheme.

7

Annual Report 2018

Review of operations and activities (continued)

Financial position and capital resources

As at 30 June 2018, the Group had cash reserves of $15,235,556 (30 June 2017: $21,884,957). For the years ended 30 June 2018 and 30 June 2017, we incurred an operating loss of $8,265,737 and $7,542,076, respectively, and an operating cash outflow of $6,245,188 and $5,865,080, respectively.

Cash flows

Net cash used in operating activities was $6,245,188 and $5,865,080 during the years ended 30 June 2018 and 30 June 2017, respectively. Our payments to suppliers and employees during the years ended 30 June 2018 and 30 June 2017 were $9,466,459 and $10,766,301, respectively. The $380,108 increase in net cash used in operating activities for the year ended 30 June 2018 compared to the year ended 30 June 2017 reflects increased research and development activities related to the commencement of the Phase 1 Clinical trial of PBT434. During the years ended 30 June 2018 and 30 June 2017, our payments to suppliers and employees was partially offset by interest income of $198,598 and $147,575 respectively.

Risks related to our financial condition

We have a history of significant operating losses since we began operations, we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have not sufficiently advanced the development of any of our product candidates, to market or generate revenues from their commercial application. We have incurred losses in every period since we began operations in 1997 and reported net losses of A$8,265,737, A$7,542,076 and A$7,729,551 during the fiscal years ended June 30, 2018, 2017 and 2016, respectively. As of June 30, 2018, our accumulated deficit was A$129,583,125. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence clinical trials of our product candidates that includes PBT434 for Parkinsonian diseases, prospectively PBT2 for Huntington disease or alternative indications and the development of other compounds.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

•	the continued progress of our research and development programs;

•	the timing, scope, results and costs of nonclinical studies and clinical trials;

•	the cost, timing and outcome of regulatory submissions and approvals;

•	determinations as to the commercial potential of our product candidates;

•	our ability to successfully expand our contract manufacturing services;

•	our ability to establish and maintain collaborative arrangements; and

•	the status and timing of competitive developments.

If we fail to generate revenue and eventually become and remain profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

8

Annual Report 2018

Review of operations and activities (continued)

Risks related to our financial condition (continued)

We will need substantial additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

We did not raise any funds from the sale of our ordinary shares pursuant to our at-the-market offering facility in the years ended June 30, 2018 and 2017. Since 30 June 2018, we have raised $166,571 pursuant to this facility. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances.

We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialization initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our ADSs is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

We are a development stage company whose pharmaceutical products are designed to treat degenerative diseases of the brain. We have not sufficiently advanced the development of any of our candidate products, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

Risks related to our business

We are a development stage company of pharmaceutical products and our success is uncertain.

We are a development stage company whose pharmaceutical products are designed to treat degenerative diseases of the brain. We have not sufficiently advanced the development of any of our candidate products, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

9

Annual Report 2018

Review of operations and activities (continued)

Risks related to our business (continued)

We are faced with uncertainties related to our research

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the candidate products designed for these programs will prove to be safe, effective, and suitable for human use. Each candidate product will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, or product candidate.

Clinical trials are expensive and time consuming, and their outcome is uncertain

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive non-clinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from such non-clinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate adequate safety or sufficient effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

We expect to commence new clinical trials from time to time as our product development work continues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;
•	slower than expected patient enrollment;
•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;
•	unforeseen safety issues; or
•	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

Patient enrolment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrolment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

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Annual Report 2018

Review of operations and activities (continued)

Risks related to our business (continued)

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials

We rely on research institutions to conduct our clinical trials. Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

We may not be able to complete the development of our product candidates or develop other pharmaceutical products

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner.

The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of our current product candidates or any future product candidates will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

We may need to prioritize the development of our most promising candidates at the expense of the development of other products

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising candidate product or products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development. We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment or consultancy agreements with these individuals. The loss of their services could negatively affect our business. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success. Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

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Annual Report 2018

Review of operations and activities (continued)

Risks related to our business (continued)

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non- competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations

Our current or future candidate products may not achieve market acceptance even if they are approved by regulatory authorities. The degree of market acceptance of such products will depend on a number of factors, including:

•	the receipt and timing of regulatory approvals for the uses that we are studying;
•	the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and
•	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

We have limited large-scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials.. We rely on collaborators and/or third parties for development, scale-up, formulation, optimization, management of clinical trial and commercial scale manufacturing and commercialization. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials or for the regulatory agencies to grant approval of such product candidate. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (GMP) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

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Annual Report 2018

Review of operations and activities (continued)

Risks related to our business (continued)

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates will expose us and our partners to risks including the following, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenue:

•	Contract manufacturers can encounter difficulties in achieving the scale-up, optimization, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with FDA, International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use ("ICH"), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.
•	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.
•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control.

13

Annual Report 2018

Review of operations and activities (continued)

Risks related to our business (continued)

We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our candidate products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a candidate product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.

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Review of operations and activities (continued)

Risks related to our business (continued)

Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

Risks related to government regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA. These processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, insufficient efficacy, clinical side effects or patient risk profiles, or medical contraindications.

Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

Even if regulatory authorities approve any of our product candidates, the manufacture, labeling, storage, recordkeeping, reporting, distribution, advertising, promotion, marketing, sale, import and export of these drugs will be subject to strict and ongoing regulation. If we, our partners, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may suspend any ongoing clinical trials; issue warning letters or untitled letters; suspend or withdraw regulatory approval; refuse to approve pending applications or supplements to applications; suspend or impose restrictions on operations; seize or detain products, prohibit the export or import of products, or require us to initiate a product recall; seek other monetary or injunctive remedies; or impose civil or criminal penalties.

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. Even though a candidate product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data. We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

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Review of operations and activities (continued)

Risks related to government regulation (continued)

Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval

Positive results in previous clinical trials of a product candidate may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late- stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us or our subsidiaries that may be expensive or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our or our subsidiaries’ products, additional clinical trials, changes in labeling of our or our subsidiaries’ products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of such products if approved.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

If we fail to comply with our reporting and payment obligations under the Medicaid program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Pricing and rebate calculations vary among products and programs. The calculations are complex and will often be subject to interpretation by us, governmental or regulatory agencies and the courts. If we become aware that our reporting of pricing data for a prior quarter was incorrect, we will be obligated to resubmit the corrected data. For the Medicaid drug rebate program, corrected data must be submitted for a period not to exceed twelve quarters from the quarter in which the data originally were due. Such restatements and recalculations increase our costs for complying with the laws and regulations governing the Medicaid drug rebate program and other governmental pricing programs.

We may be liable for errors associated with our submission of pricing data. If we are found to have knowingly submitted false pricing data to the Medicaid program, we may be liable for civil monetary penalties in the amount of up to $100,000 per item of false information. Our failure to submit pricing data to the Medicaid program on a timely basis could result in a civil monetary penalty of $10,000 per day for each day the information is late. Such failure also could be grounds to terminate our Medicaid drug rebate agreement, which is the agreement under which we might participate in the Medicaid drug rebate program. In the event that our rebate agreement is terminated, federal payments may not be available under Medicaid for our covered outpatient drugs. We cannot assure you that our submissions will not be found to be incomplete or incorrect.

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Review of operations and activities (continued)

Risks related to government regulation (continued)

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. The implementation of cost containment measures or other healthcare system reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that impact we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and several results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks related to intellectual property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own product candidates and technologies;

•	obtain orphan designation for our product candidates and technologies;

•	obtain licenses to the patented technologies of third parties;

•	operate without infringing on the proprietary rights of third parties; and

•	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.

Any of the pending or future patent applications filed by us or on our behalf may not be approved, we may not develop additional proprietary products or processes that are patentable, or we may not be able to license any other patentable products or processes.

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Review of operations and activities (continued)

Risks related to intellectual property (continued)

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorization for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the United States and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

There is a risk that the U.S. Congress, for example, could amend laws to significantly shorten the exclusivity period. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are biosimilar to or interchangeable with our products, which would materially adversely affect us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review or by procedural delays before the relevant patent office. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

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Annual Report 2018

Review of operations and activities (continued)

Risks related to intellectual property (continued)

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.
•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.
•	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.
•	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.
•	It is possible that our pending patent applications will not lead to issued patents.
•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.
•	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.
•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.
•	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

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Annual Report 2018

Review of operations and activities (continued)

Risks related to intellectual property (continued)

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know- how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Risks related to our securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. On March 4, 2016, our Board of Directors resolved to change the ratio of our Ordinary Shares to ADSs from one (1) ADS representing 10 Ordinary Shares to 1 ADS representing 60 Ordinary Shares, which was effective March 24, 2016. During the last two fiscal years ended 30 June 2018 and subsequently until 31 August 2018, the market price for our ordinary shares on the ASX has ranged from as low as A$0.04 to a high of A$0.15 and the market price of our ADSs on the NASDAQ Capital Market, after giving effect to the implementation of the reverse ratio, has ranged from as low as U.S.$1.52 to a high of U.S.$6.69. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

•	the results of pre-clinical testing and clinical trials by us and our competitors;
•	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;
•	announcements of technological innovations or new commercial products by us and our competitors;

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Review of operations and activities (continued)

Risks related to our securities (continued)

•	determinations regarding our patent applications, patents and those of others;
•	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;
•	proposed governmental regulations and developments in Australia, the U.S. and elsewhere;
•	litigation;
•	economic and other external factors; and
•	period-to-period fluctuations in our operating results.

In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations, could adversely affect the market price of our securities.

Ownership interest in our company may be diluted as a result of additional financings

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the- market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. We made no sales under this facility during the during the two fiscal years year ended June 30, 2018. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at—market offering program under which we may from time to time sell up to an aggregate of $44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. Since July 1, 2018 and to date, we sold A$166,571 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and through June 30, 2018 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (U.S.$42.5 million) in gross proceeds.

Without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX. Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2018. Highly complex rules will apply to U.S. holders owning ADSs.

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Annual Report 2018

Review of operations and activities (continued)

Risks related to our securities (continued)

Accordingly, you are urged to consult your tax advisors regarding the application of such rules. U.S. residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

We do not anticipate paying dividends on our ordinary shares

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Currency fluctuations may adversely affect the price of our ordinary shares

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally depreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

Risks related to our compliance with Sarbanes-Oxley

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ADSs.

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Review of operations and activities (continued)

Risks related to our location in Australia

It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

We are incorporated in Australia. Most of our executive officers and directors are non-residents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules, with regard to, among other things, the composition of the board of directors and its committees, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may choose to follow Australian law instead of The NASDAQ Stock Market Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. As of the date of this report, we have not elected to follow any home country practice instead of NASDAQ requirements.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. For more information, you should carefully review the summary of these matters set forth under the section entitled, “Item 10.B - Additional Information - Memorandum and Articles of Association” as well as our Constitution.

23

Annual Report 2018

Intellectual property report

Intellectual property developments

Over the last year Prana has been busy prosecuting new patents across international jurisdictions. Such patents are principally directed to new chemical composition of matter claims. New data is also leading to potential new patent filings to the use of those compounds for specific disease indications. The company also continues to pursue new intellectual property and the discovery of novel chemical entities that may be effective drugs for neurodegenerative diseases.

We aim to file new patents according to those developments. All new IP is thoroughly searched, analyzed and drafted with the objective of satisfying the legal requirements of IP offices in the major jurisdictions, particularly the USA.

Over the last year, Prana chemists have synthesized a large number of different compounds from different chemical classes, with many compounds displaying compelling results in our biological assays. These assays themselves are continually tested and evolve to reflect the latest technology available to our scientists. In some situations, the assays themselves are new and valuable IP, however our focus is upon the protection of the chemical targets themselves. The majority of efforts by the IP team have been devoted to developing and analyzing these new candidates and assays, in view of further patent applications, as successful results allow.

A total of eight patent case families protect Prana’s core MPAC technology. The first case is directed to the 8- hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. Another five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold. In the past 12 months a ‘national phase’ patent case has been prosecuted in 12 major countries selected back in April 2017, including China, Europe, Japan and the USA. The majority of these patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinson’s disease/movement disorders and brain cancer. Also in the last 12 months, a case has transitioned through the PCT International phase, being directed to a new use for PBT2 that is not a neurodegenerative disease.

Patent prosecution update

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8- Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

24

Annual Report 2018

Intellectual Property Report (continued)

Patent	Status	Invention
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.
“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease. Particularly new 2,3 disubstituted F4 compounds.
“4H-Pyrido(1,2-a) Pyrimidin-4-one compounds” Filed: 2 December 2014 (prov) Applicant: Prana Biotechnology Limited	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the USA.	This invention is directed to novel MPAC compounds for the treatment of neurodegenerative diseases. Particularly new ‘F3’ compounds.
“Method of treating immunoglobulin light chain amyloidosis” Filed: 1 July 2016 Applicant: Prana Biotechnology Limited	A PCT patent application has been filed.	This invention is directed to the treatment of light chain amyloidosis with a known compound.
“A method of the production of 2-substituted-3H-quinazolin -4-ones-I” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“A method of the production of 2-substituted-3H-quinazolin -4-ones-II” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8- Hydroxyquinoline Derivatives.

25

Annual Report 2018

Directors' report

Your directors present their report on the consolidated entity consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2018. Throughout the report, the consolidated entity is also referred to as the Group.

Directors

The following persons were directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report:

Mr. Geoffrey Kempler, Executive Chairman & CEO

Mr. Brian Meltzer, Non-Executive Independent Director

Dr. George Mihaly, Non-Executive Independent Director

Mr. Peter Marks, Non-Executive Independent Director

Mr. Lawrence Gozlan, Non-Executive Independent Director

Dr. Ira Shoulson, Non-Executive Director

Company secretary

Mr. Phillip Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 20 years' experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Principal activities

The Group's principal activities during the course of the year were to commercialise research into Parkinsonian movement disorders, Alzheimer's disease, Huntington disease and other neurodegenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Dividends paid or recommended

The Directors did not pay any dividends during the financial year (2017: nil). The Directors do not recommend the payment of a dividend in respect of the 2018 financial year (2017: nil).

Review and results of operations

The consolidated net loss of the group after providing for income tax amounted to $8,265,737 (2017: $7,542,076). For further details, refer to the Review of operations and activities set out on pages 6 to 23.

Share options granted to directors and key management personnel

During or since the end of the financial year 10,000,000 share options were granted by Prana Biotechnology Limited to the directors or other key management personnel of the Group (2017: 5,700,000).

Loss per share

Basic and diluted loss per share for the year 2018 was 1.55 cents (2017: 1.41 cents).

Corporate structure

Prana Biotechnology Limited is a company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 wholly owned subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and
•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

Employees

The Group had 14 employees (excluding Directors) at 30 June 2018 (30 June 2017: 13 employees).

26

Annual Report 2018

Directors’ report (continued)

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the group during the year.

Events since the end of the financial year

Information relating to events since the end of the financial year is set out in note 14 of the consolidated financial statements.

No matters or circumstances, other than those disclosed in note 14 of the consolidated financial statements, have arisen since 30 June 2018 that have significantly affected the group's operations, results or state of affairs, or may do so in future years.

Likely developments and expected results of operations

The likely developments in the Group's operations, to the extent that such matters can be commented upon, are covered in the Review of operations and activities on pages 6 to 23 of this report.

Environmental regulation

The Group is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Group's scientific research activities are in full compliance with all prescribed environmental regulations.

27

Annual Report 2018

Directors’ report (continued)

Information on directors

The names and particulars of Directors of the Group in office at any time during or since the end of the financial year are:

Mr. Geoffrey Kempler Executive Chairman & CEO

Appointed to the Board	11 November 1997
Last elected by shareholders	17 November 2004
Qualifications	B.Sc. Grad. Dip. App. Soc. Psych
Experience and expertise	Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of the Group. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.
Other current directorships	Opthea Limited (appointed 30 November 2015)
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	18,011,000
	Options over ordinary shares	5,000,000

28

Annual Report 2018

Directors’ report (continued)

Mr. Brian Meltzer Non-Executive Independent Director

Appointed to the Board	9 December 1999
Last elected by shareholders	17 November 2016
Qualifications	B. Com., M Ec.
Experience and expertise	Mr Meltzer has over 30 years’ experience in economics, finance and investment banking. Until mid-2014, Mr. Meltzer was a Director of a venture capital entity, licensed by the government as an Innovation Investment Fund with investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the board of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).
Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Chairman of the Audit Committee and member of the Nomination Committee and Remuneration Committee.
Interests in shares and options	Ordinary shares	326,666
	Options over ordinary shares	1,250,000
29

Annual Report 2018

Directors’ report (continued)

Dr. George Mihaly Non-Executive Independent Director

Appointed to the Board	9 December 1999
Last elected by shareholders	13 November 2013
Qualifications	B. Pharm, M.Sc., Ph.D. FAICD
Experience and expertise

Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia's leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.

Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Member of the Audit Committee, Nomination Committee, Chair of the Remuneration Committee.
Interests in shares and options	Ordinary shares	226,666
	Options over ordinary shares	1,250,000

30

Annual Report 2018

Directors’ report (continued)

Mr. Peter Marks Non-Executive Independent Director

Appointed to the Board	29 July 2005
Last elected by shareholders	17 November 2017
Qualifications	BEc LLB Grad. Dip. Comm. Law MBA
Experience and expertise	For the period November 21, 2006 to October 20, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that was focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian- based investment bank. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently a Principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks is a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed industrial waste water technology business. Mr. Marks is also a non-executive director of Terragenic International Ltd, an unlisted public company developing a novel hydrogen fuel system for vehicles. He also currently serves as Chairman of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.
Other current directorships	Fluence Corporation Ltd (appointed March 2015) Noxopharm Ltd (appointed March 2016)
Former directorships in last 3 years	Armadale Capital Plc
Committees	Member of the Audit Committee
Interests in shares and options	Ordinary shares	43,111
	Options over ordinary shares	1,250,000

31

Annual Report 2018

Directors’ report (continued)

Mr. Lawrence Gozlan Non-Executive Independent Director

Appointed to the Board	8 August 2011
Last elected by shareholders	17 November 2017
Qualifications	B.Sc.(Hons)
Experience and expertise

Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte.

Mr. Gozlan is currently a Director of AusBiotech, which is the Australian Biotechnology Industry body and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Chairman of the Nomination Committee
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	1,250,000
32

Annual Report 2018

Directors’ report (continued)

Dr. Ira Shoulson Non-Executive Director

Appointed to the Board	13 May 2014
Last elected by shareholders	17 November 2017
Qualifications	MD, BPsych
Experience and expertise

Ira Shoulson, MD is the Chairman of our Research and Development Advisory Board. He is currently adjunct professor of Neurology at Georgetown University (Washington, DC) and the University of Rochester (Rochester, NY). From 2011 to present, Dr Shoulson was Professor of Neurology, Pharmacology and Human Science and Director of the Program for Regulatory Science and Medicine (PRSM) at Georgetown University where he was principal investigator of the FDA-Georgetown University Collaborating Center of Excellence in Regulatory Science and Innovation. From 1990 to 2011, Dr Shoulson was the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine & Dentistry in Rochester, New York.

Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials "Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism" (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and in the leadership of more than 40 other multi-center clinical research studies. He played an instrumental role in the development of 10 new drugs for neurological disorders, including for Parkinson disease (selegiline, lazabemide, pramipexole, entacapone, clozapine, rasagiline, rotigitine), Huntington disease (tetrabenazine, dutetetrabenazine and attention deficit disorder (Concerta). He was formerly a health policy fellow in the US Senate, a member of the National Institute of Neurological Disorders and Stroke Council, past president of the American Society for Experimental NeuroTherapeutics (ASENT), and associate editor of JAMA Neurology. He has authored more than 220 scientific reports.

Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	Nil

33

Annual Report 2018

Directors’ report (continued)

Remuneration report

The information provided under sections (a) to (f) includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

Directors

The following persons were Directors of the Group during the financial year:

Name	Position
Mr. Geoffrey Kempler	Executive Chairman & CEO
Mr. Brian Meltzer	Non-Executive Independent Director
Dr. George Mihaly	Non-Executive Independent Director
Mr. Peter Marks	Non-Executive Independent Director
Mr. Lawrence Gozlan	Non-Executive Independent Director
Dr. Ira Shoulson	Non-Executive Director

Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly during the financial year:

Name	Position
Ms. Kathryn Andrews	Chief Financial Officer
Ms. Dianne Angus*	Chief Operating Officer
Dr. David Stamler	Chief Medical Officer and Senior Vice President Clinical Development

*Ms Dianne Angus resigned effective 10 October 2017.

These were the only executives of the Group during the financial year ended 30 June 2018.

The remuneration report is set out under the following main headings:

(a)	Principles used to determine the nature and amount of remuneration

(b)	Details of remuneration

(c)	Share-based compensation

(d)	Employment contracts of Directors and other key management personnel

(e)	Key management personnel disclosure

(f)	Additional information

34

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(a)	Principles used to determine the nature and amount of remuneration

Remuneration policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Group is determined by the Board following recommendation by the Remuneration Committee.

The Group is committed to remunerating Senior Executives and Executive Directors in a manner that is market- competitive and consistent with "Best Practice" including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives' position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount of $1.25m approved by Shareholders at the 2004 annual general meeting and at a level that is consistent with industry standards. Non- Executive Directors receive a board fee and fees for chairing or participating on board committees, see table below for the annual fee. They do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable and the fees are inclusive of superannuation, if applicable.

	2018 $	2017 $
Base fees
Board - member	45,000	45,000
Additional fees
Audit committee - chair	20,000	20,000
Audit committee - member	15,000	15,000
Nomination committee - chair	15,000	15,000
Nomination committee - member	5,000	5,000
Remuneration committee - chair	15,000	15,000
Remuneration committee - member	10,000	10,000

Remuneration policy versus group financial performance

The Group's remuneration policy is not entirely based on both the Group's performance, rather on industry practice.

The Group's primary focus is research activities with a long-term objective of developing and commercialising its research and development results.

The tables below set out summary information about the Group’s earnings and movement in shareholder wealth for the five years to 30 June 2018:

	2018	2017	2016	2015	2014
	$	$	$	$	$
Revenue from ordinary activities	201,174	132,396	142,657	176,842	363,775
Total comprehensive loss for the year	(8,265,737)	(7,542,076)	(7,729,551)	(5,885,069)	(13,329,239)

No dividends have been paid for the five years to 30 June 2018.

35

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(a)	Principles used to determine the nature and amount of remuneration (continued)

	2018	2017	2016	2015	2014
	$	$	$	$	$
ASX share price at start of the year	0.05	0.10	0.15	0.22	0.25
ASX share price at end of the year	0.04	0.05	0.10	0.15	0.22
Basic and diluted loss per share (cents)	(1.58)	(1.41)	(1.45)	(1.17)	(3.11)

The Group envisages its performance in terms of earnings will remain negative whilst the Group continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Group's performance over the past 5 years.

Performance based remuneration

The purpose of a performance bonus is to reward individual performance in line with Group objectives. Consequently, performance based remuneration is paid to an individual where the individual's performance clearly contributes to a successful outcome for the Group. This is regularly measured in respect of performance against key performance indicators ("KPI's").

The Group uses a variety of KPI's to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;
•	Group share price reaching a targeted rate on the ASX or applicable market over a period of time; or
•	achievement of research project milestones within scheduled time and/or budget

For details of performance-based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 41.

36

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(b)	Details of remuneration

Details of remuneration for the year ended 30 June 2018

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2018 was as follows:

	Cash salary and fees $	Non- monetary benefits $	Super- annuation contribution $	Long service leave $	Equity* $	Total $
Directors
Mr. Geoffrey Kempler (1) (4)	381,340	-	20,049	7,763	235,000	644,152
Mr. Brian Meltzer (4)	82,500	-	-	-	58,750	141,250
Dr. George Mihaly (4)	77,500	-	-	-	58,750	136,250
Mr. Peter Marks (4)	60,000	-	-	-	58,750	118,750
Mr. Lawrence Gozlan (4)	60,000	-	-	-	58,750	118,750
Dr. Ira Shoulson (2) (4)	78,885	-	-	-	-	78,885
	740,225	-	20,049	7,763	470,000	1,238,037
Other key management personnel
Ms. Kathryn Andrews (1) (5)	196,689	-	18,604	96	15,735	231,124
Ms. Dianne Angus (1) (3)	81,589	-	5,736	(8,920)	(3,433)	74,972
Dr. David Stamler (5)	504,274	-	-	-	125,877	630,151
	782,552	-	24,340	(8,824)	138,179	936,247
Total	1,522,777	-	44,389	(1,061)	608,179	2,174,284

(1)	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Dianne Angus and Kathryn Andrews.

(2)	Includes consulting fees paid to Dr. Ira Shoulson in the amount of $12,021.

(3)	The remuneration for Ms. Dianne Angus covers the period from 1 July 2017 to 10 October 2017, being the last day of her employment with the Company. The amount also includes payments of unused leave balances.

(4)	The Directors received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the inputs as disclosed in note 16 on page 82.

(5)	The equity component of Kathryn Andrews' and David Stamler's remuneration represents the portion of unlisted options granted in prior year but vested during the current year.

37

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(b)	Details of remuneration (continued)

Details of remuneration for the year ended 30 June 2017

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2017 was as follows:

	Cash Salary and fees $	Non- monetary benefits $	Super- annuation contribution $	Long service leave $	Equity $	Total $
Directors
Mr. Geoffrey Kempler (1)	419,313	-	26,411	8,146	-	453,870
Mr. Brian Meltzer	55,833	-	29,167	-	-	85,000
Dr. George Mihaly	75,000	-	-	-	-	75,000
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan (2)	140,000	-	-	-	-	140,000
Dr. Ira Shoulson (2)	268,137	-	-	-	-	268,137
	1,018,283	-	55,578	8,146	-	1,082,007
Other key management personnel
Ms. Kathryn Andrews (1)	131,826	-	12,271	101	1,430	145,628
Ms. Dianne Angus (1)	328,799	-	19,616	20,354	3,433	372,202
Dr. David Stamler (3)	58,290	-	-	-	11,443	69,733
	518,915	-	31,887	20,455	16,306	587,563
Total	1,537,198	-	87,465	28,601	16,306	1,669,570

(1)	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Dianne Angus and Kathryn Andrews.

(2)	Includes consulting fees paid to an associated entity of Mr. Lawrence Gozlan, and Prof. Ira Shoulson in the amount of $80,000 and $223,201, respectively.

(3)	Dr David Stamler was appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

Performance income as a proportion of total remuneration

All Executives are eligible to receive incentives as determined by the Board from time to time. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary.

Therefore, there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors have received equity as part of their total remuneration. Employees have received equity as recommended by the Remuneration Committee.

38

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(b)	Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk - LTI
	2018%	2017%	2018%	2017%
Directors
Mr. Geoffrey Kempler	100	100	-	-
Mr. Brian Meltzer	100	100	-	-
Dr. George Mihaly	100	100	-	-
Mr. Peter Marks	100	100	-	-
Mr. Lawrence Gozlan	100	100	-	-
Prof. Ira Shoulson	100	100	-	-
Other key management personnel of the group
Ms. Kathryn Andrews	100	100	-	-
Ms. Dianne Angus	100	100	-	-
Dr. David Stamler	100	100	-	-

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short-term incentives considered to be at risk in the current or prior year.

(c)	Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group's intellectual property rights. Due to the Group's United States presence, an United States plan and an Australian plan were developed. At 30 June 2018, equity had been issued to 5 Directors, 2 Key Management Personnel, 11 employees and 9 consultants under the Australian Plan.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Share price hurdle	Vested	Value per option at grant date

4-Nov-13	4-Nov-13	3-Nov-18	$0.73	$0.00	Yes	$0.21
3-Oct-14	3-Oct-14	2-Oct-18	$0.34	$0.00	Yes	$0.17
7-Jun-17	7-Jun-18	6-Jun-22	$0.07	$0.00	Yes	$0.03
18-Dec-17	18-Dec-17	14-Dec-22	$0.11	$0.00	Yes	$0.05

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Group of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Group's shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances.

39

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(c)	Share-based compensation (continued)

The plan rules contain a restriction on removing the 'at risk' aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the 'at risk' aspect of an instrument before it vests.

Details of options over ordinary shares provided as remuneration to each of the Directors and Key Management Personnel of the Group during the 2018 financial year are as follows (2017: 5,700,000 options):

	No. of options granted as remuneration	No. of options vested during the year
Directors
Mr. Geoffrey Kempler	5,000,000	5,000,000
Mr. Brian Meltzer	1,250,000	1,250,000
Dr. George Mihaly	1,250,000	1,250,000
Mr. Peter Marks	1,250,000	1,250,000
Mr. Lawrence Gozlan	1,250,000	1,250,000
	10,000,000	10,000,000
Key Management Personnel
Ms. Kathryn Andrews	-	500,000
Dr. David Stamler	-	4,000,000
	-	4,500,000

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year

40

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(d)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at 30 June 2018:

Directors	Duration	Notice Requirements	Termination
Mr. Geoffrey Kempler	Until termination by either party. Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days’ notice	* Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Group may terminate with 90 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfil this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Group may terminate with 30 days’ notice	* Bonus pro-rated only if termination occurs in 1st year

Key management personnel	Duration	Notice Requirements	Termination
Ms. Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms Andrews may terminate with 30 days’ notice, or	* Accrued entitlements including all unreimbursed business expenses
		Without Cause the Group may terminate with 30 days’ notice, or	* Unexercised options shall be exercisable within 30 days after the date of termination
With Cause the Group may terminate without notice

41

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(e)	Employment contracts of Directors and other key management personnel (continued)

Key management personnel	Duration	Notice Requirements	Termination
Dr. David Stamler	Until termination by either party. Signed 18 April 2017.	Each party is required to provide 3 months notice, increasing to 6 months notice after 18 months of employment, unless otherwise agreed in writing	* Accrued entitlements including all unreimbursed business expenses
* Unexercised options shall be exercisable within 30 days after the date of termination
		With Cause, the Group may terminate at any time upon written notice	* Accrued entitlements including all unreimbursed business expenses
* Unexercised options shall be exercisable within 30 days after the date of termination

(f)	Key management personnel disclosure

Options and right holdings

The number of options over ordinary shares in the Group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the Group, including their personally related parties, are set out below:

Option and right holdings 30 June 2018	Balance at the start of the year No.	Granted as compensation No.	Options exercised No.	Options expired /forfeited No.	Balance at the end of the year No.	Vested and exercisable No.	Unvested No.
Directors
Mr. Geoffrey Kempler	4,000,000	5,000,000	-	(4,000,000)	5,000,000	5,000,000	-
Mr. Brian Meltzer	1,000,000	1,250,000	-	(1,000,000)	1,250,000	1,250,000	-
Dr. George Mihaly	1,000,000	1,250,000	-	(1,000,000)	1,250,000	1,250,000	-
Mr. Peter Marks	1,000,000	1,250,000	-	(1,000,000)	1,250,000	1,250,000	-
Mr. Lawrence Gozlan	1,000,000	1,250,000	-	(1,000,000)	1,250,000	1,250,000	-
Prof. Ira Shoulson	-	-	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	500,000	-	-	-	500,000	500,000	-
Ms. Dianne Angus*	2,360,000	-	-	(2,360,000)	-	-	-
Dr. David Stamler	4,000,000	-	-	-	4,000,000	4,000,000	-
	14,860,000	10,000,000	-	(10,360,000)	14,500,000	14,500,000	-

* Ms. Dianne Angus terminated employment effective 10 October 2017. The reduction in her option holdings includes options forfeited due to not meeting vesting condition, and options expired as they were not exercised during the required period set out in the option agreement.

42

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(g)	Key management personnel disclosure (continued)

Option and right holdings 30 June 2017	Balance at the start of the year No.	Granted as compensation No.	Options exercised No.	Options expired No.	Balance at the end of the year No.	Vested and exercisable No.	Unvested No.
Directors
Mr. Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr. Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr. George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr. Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr. Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof. Ira Shoulson	-	-	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	500,000	-	-	500,000	-	500,000
Ms. Dianne Angus	1,317,819	1,200,000	-	(157,819)	2,360,000	1,160,000	1,200,000
Dr. David Stamler	-	4,000,000	-	-	4,000,000	-	4,000,000
	9,317,819	5,700,000	-	(157,819)	14,860,000	9,160,000	5,700,000

All vested options are exercisable at the end of the year.

Shares provided on exercise of remuneration options

Details of ordinary shares in the group provided as a result of the exercise of remuneration options to key management personnel of the group are set out below.

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended 30 June 2018 and 30 June 2017.

Shareholdings

The number of shares in the group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Shareholdings 30 June 2018	Balance at the start of the year No.	Received as compensation No.	Options exercised No.	Net change other No.	Balance at the end of the year No.
Directors
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly	226,666	-	-	-	226,666
Mr. Peter Marks	43,111	-	-	-	43,111
Mr. Lawrence Gozlan	-	-	-	-	-
Dr. Ira Shoulson	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	-	-	-	-
Ms. Dianne Angus	146,128	-	-	(146,128)	-
Dr. David Stamler	-	-	-	-	-
	18,753,571	-	-	(146,128)	18,607,443
43

Annual Report 2018

Directors’ report (continued)

Remuneration report (continued)

(h)	Key management personnel disclosure (continued)

Shareholdings 30 June 2017	Balance at the start of the year No.	Received as compensation No.	Options exercised No.	Net change other No.	Balance at end of the year No.
Directors
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly	226,666	-	-	-	226,666
Mr. Peter Marks	43,111	-	-	-	43,111
Mr. Lawrence Gozlan	-	-	-	-	-
Dr. Ira Shoulson	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	-	-	-	-
Ms. Dianne Angus	146,128	-	-	-	146,128
Dr. David Stamler	-	-	-	-	-
	18,753,571	-	-	-	18,753,571

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with key management personnel

There were no further transactions with Key Management Personnel not disclosed above.

(e)	Additional information

Details of remuneration: cash bonuses and options

No other cash bonuses were paid or have been forfeited in the current and prior year.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

	Year granted	Vested (%)	Forfeited (%)	Financial years in which options may vest	Minimum total value of grant yet to vest ($)	Total value of grant yet to vest ($)

Directors
Mr. Geoffrey Kempler	2018	100%	-	-	-	-
Mr. Brian Meltzer	2018	100%	-	-	-	-
Dr. George Mihaly	2018	100%	-	-	-	-
Mr. Peter Marks	2018	100%	-	-	-	-
Mr. Lawrence Gozlan	2018	100%	-	-	-	-
Dr. Ira Shoulson

Other key management personnel
Ms. Kathryn Andrews	2017	100%	-	-	-	-
Ms. Dianne Angus	2012, 2014, 2015 & 2017	-	100%	-	-	-
Dr. David Stamler	2017	100%	-	-	-	-

[End of remuneration report]

44

Annual Report 2018

Directors’ report (continued)

Meetings of directors

The following table sets out the number of Directors' Meetings (including meetings of committees of Directors) held during the financial year and the number of meeting attended by each Director.

During the financial year 12 Board Meetings, 7 Audit Committee Meetings, 4 Remuneration Committee Meetings were held. 1 Nomination Committee meeting was held.

			Meetings of committees
	Board meetings		Audit		Nomination		Remuneration
	A	B	A	B	A	B	A	B
Mr. Geoffrey Kempler	12	12	-	-	-	-	-	-
Mr. Brian Meltzer	12	12	7	7	1	1	4	4
Dr. George Mihaly	12	12	7	7	1	1	4	4
Mr. Peter Marks	12	12	7	7	-	-	-	-
Mr. Lawrence Gozlan	12	12	-	-	-	-	-	-
Dr. Ira Shoulson	12	12	-	-	-	-	-	-

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee during the year

Indemnifying directors and officers

During the financial year, the Group maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share options/warrants on issue at 30 June 2018

As at 30 June 2018 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number under options/warrants
4-Aug-18	$0.66	306,490
1-Oct-18	$0.66	360,000
24-Oct-18	$0.61	200,000
3-Nov-18	$0.73	200,000
11-Dec-18	$1.04	1,200,000
5-Feb-19	$1.12	100,000
18-Feb-20	$0.26	2,000,000
25-May-20	$0.27	1,400,000
6-Jun-22	$0.07	7,350,000
14-Dec-22	$0.11	12,100,000
		25,216,490

Shares issued as a result of the exercise of options/warrants

During the year ended 30 June 2018 there have been no ordinary shares of Prana Biotechnology Limited issued as a result of the exercise of options.

Since 30 June 2018, there have been no ordinary shares of Prana Biotechnology Limited issued as a result of the exercise of options.

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the 2018 financial year. The amount paid per share is the same as the exercise price.

45

Annual Report 2018

Directors’ report (continued)

Proceedings on behalf of the Group

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the group are important.

During the year ended 30 June 2018, the Group did not engage the external auditor to provide non-audit services.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 56.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr. Geoffrey Kempler

Executive Chairman & CEO

31 August 2018

46

Annual Report 2018

Corporate governance statement

The Group is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Group has considered the ASX Corporate Governance Council's ('the Council') Corporate Governance Principles and Recommendations 3rd Edition (“ASX Recommendations”).

A review of the Group's Corporate Governance Framework is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors ('the Board') continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Group and its subsidiaries.

Unless otherwise stated, all Policies and Charters meet the Council's Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Group or on its website at www.pranabio.com.

Principle 1: Lay solid foundations for management and oversight

(a)	Role of the Board and Management

The Board's role is to govern the Group rather than to manage it. In governing the Group, the Directors must act in the best interests of the Group as a whole. It is the role of senior management to manage the Group in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Group. The Board must also ensure that the Group complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Group.

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Group. It is required to do all things that may be necessary to be done in order to carry out the objective of the Group.

Full details of the Board's role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Group's registered office or on its website at www.pranabio.com.

The Board's responsibilities are detailed in its Board Charter and cover the following broad categories:

(1)	Leadership of the organisation

(2)	Strategy formulation

(3)	Overseeing planning activities

(4)	Shareholder liaison

(5)	Monitoring, compliance and risk management

(6)	Group finances

(7)	Human resources

(8)	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors

(9)	Delegation of authority

(10)	Remuneration policy

(11)	Nomination policy

47

Annual Report 2018

Corporate governance statement (continued)

Principle 1: Lay solid foundations for management and oversight (continued)

(b)	Board appointments

The Group undertakes comprehensive reference checks prior to appointing a director, or putting that person forward as a candidate to ensure that person is competent, experienced, and would not be impaired in any way from undertaking the duties of director. The Group provides relevant information to shareholders for their consideration about the attributes of candidates together with whether the Board supports the appointment or re-election.

The terms of the appointment of a non-executive director, executive directors and senior executives are agreed upon and set out in writing at the time of appointment.

(c)	The Company Secretary

The Company Secretary is accountable directly to the Board, through the Chairman, on all matters to do with the proper functioning of the Board, including agendas, Board papers and minutes, advising the Board and its Committees (as applicable) on governance matters, monitoring that the Board and Committee policies and procedures are followed, communication with regulatory bodies and the ASX and statutory and other filings.

(d)	Diversity

The Group is committed to increasing diversity amongst its employees, and not just in the area of gender diversity. Our workforce is employed based on the right person for the job regardless of their gender, age, nationality, race, religious beliefs, cultural background, sexuality or physical ability or appearance.

Executive and Board positions are filled by the best candidates available without discrimination. The Group is committed to increasing gender diversity within these positions when appropriate appointments become available. The Group is also committed to identifying suitable persons within the organisation, and where appropriate opportunities exist, advance diversity to support the promotion of talented employees into management positions.

The Group has not set any gender specific diversity objectives, as it believes that multicultural diversity and other diversity factors are as equally important within its organisation.

The following table demonstrates the Group's gender diversity as at 30 June 2018:

	Number of males	Number of females
Directors	6	-
Other key management personnel	1	1
Other Group employees	5	6

(e)	Performance evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Group are subject to an annual performance evaluation. During the reporting period, the Board and individual performance evaluations were conducted. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director's Report under the section headed 'Remuneration Report' on page 32 to 44.

(f)	Independent professional advice

Directors collectively or individually have the right to seek independent professional advice at the Group's expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

48

Annual Report 2018

Corporate governance statement (continued)

Principle 2: Structure the board to add value

(a)	Nomination of new directors

The Group has a Nomination Committee whose current members and their qualifications, are detailed in the Directors' Profiles on pages 28 to 33. Details of attendance of the members of the Nomination Committee are contained on page 45.

The role of the Nomination Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

The Nomination Committee consists of three Independent Non-Executive Directors. The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors' Profiles on pages 28 to 33.

The Board has a skills matrix covering the competencies and experience of each member. When the need for a new director is identified, the required experience and competencies of the new director are defined in the context of this matrix and any gaps that may exist.

(b)	Board composition

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Group.

The names of the Directors, their independence under the ASX Recommendations, qualifications and experience are stated in the Directors' Profiles on pages 28 to 33 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Group's industry;
•	the Group striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations;
•	some significant parties within whom the Group has contractual arrangements being represented on the Board during the early years of the development of the Group; and
•	some major Shareholders being represented on the Board.

A majority of Directors of the Group are classified as being 'Independent'. However, at this critical stage in the Group's development, the Board believes that the most appropriate person for the position of Chairman is the Chief Executive Officer of the Group. The Board believes having a majority of Independent Non-Executive Directors effectively negates any perceived lack of independence at Board level arising as result of having the Chairman and Chief Executive Officer roles exercised by the same individual.

(c)	Conflict of interests

Where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director's independence is not jeopardised.

Directors must:

•	disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Group; and
•	if requested by the Board, take reasonable steps to remove any conflict of interest.

49

Annual Report 2018

Corporate governance statement (continued)

Principle 2: Structure the board to add value (continued)

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

(d)	Induction of new directors, ongoing development and commitments

An induction program has been established for new Directors, in which they are given a full briefing on the Group.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;
•	formal policies on Director appointment as well as conduct and contribution expectations;
•	details of all relevant legal requirements;
•	a copy of the Board Charter;
•	guidelines on how the Board processes function;
•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;
•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;
•	a synopsis of the current strategic direction of the Group, including a copy of the current strategic plan and annual budget;
•	an analysis of the Group; and
•	a copy of the Constitution of the Group

New Directors are issued with a formal Letter of Appointment that sets out the key terms and conditions of their appointment, including Director's duties, rights and responsibilities, the time commitment envisaged, and the Board's expectations regarding involvement with any Committee work.

During the year, all Directors have full access to all Group records and receive Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Group.

Principle 3: Act ethically and responsibly

(a)	Code of conduct

To assist the Board to carry out its functions, the Group has adopted and implements a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders. The code governs the conduct of all directors, officers, employees and agents of the Group in the performance of their roles and is administered by the Group's Audit Committee.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its Code of Conduct. This code includes the following:

50

Annual Report 2018

Corporate governance statement (continued)

Principle 3: Act ethically and responsibly (continued)

(i)	Responsibilities to shareholders and the financial community

The Group complies with the spirit as well as the letter of all laws and regulations that govern shareholders' rights. The Group has processes in place designed to ensure the truthful and factual presentation of the Group's financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

(ii)	Employment practices

The Group endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Group. The Group does not tolerate the offering or acceptance of bribes or the misuse of Group assets or resources.

(iii)	Obligations relative to fair trading and dealing

The Group aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Group's customers, suppliers and competitors and encourages its employees to strive to do the same.

(iv)	Responsibilities to the community and to individuals

As part of the community, the Group is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Group is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

(v)	Conflicts of interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Group.

(vi)	How the group complies with legislation affecting its operations

Within Australia, the Group strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Group will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Group's operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of "gifts", Group policy will prevail.

(vii)	How the group monitors and ensures compliance with its code

The Board, management and all employees of the Group are committed to implementing this Code of Conduct and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

(viii)	Share trading policy

The Group has a share trading policy that regulates the dealings by Directors, Officers, Employees, and Consultants in shares, options and other securities issued by the Group. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Group are aware of the legal restrictions on trading in Group securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Group, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Group's securities.

51

Annual Report 2018

Corporate governance statement (continued)

Principle 4: Safeguard integrity in financial reporting

(a)	Audit committee

The Group has a duly constituted Audit Committee.

Below is a summary of the role, composition and responsibilities of the Audit Committee. Further details are contained in the Audit Committee's Charter, which is available from the Group or on its website at www.pranabio.com.

(i)	Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Group's financial statements;

•	Independent auditor's qualifications, independence and performance;

•	Group's financial reporting processes and accounting policies;

•	Performance of the Group's internal audit function; and

•	Group's compliance with legal and regulatory requirements.

(ii)	Composition

The Audit Committee consists of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 28 to 33.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 45.

(iii)	Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

(b)	CEO and CFO declarations

The CEO and CFO have provided the Board with a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

(c)	External auditor

The Group’s external auditor attends each annual general meeting and is available to answer any questions with regard to the conduct of the audit and their report.

Prior approval of the Board must be gained for non-audit work to be performed by the external auditor. There are qualitative limits on this non-audit work to ensure that the independence of the auditor is maintained.

There is also a requirement that the audit partner responsible for the audit not perform in that role for more than five years.

52

Annual Report 2018

Corporate governance statement (continued)

Principle 5: Make timely and balanced disclosures

(a)	Continuous disclosure

The Group has procedures in place to ensure that the market is properly informed of matters which may have a material impact on the price at which the company securities are traded and that information disclosed is factual and presented in a clear and balanced way.

The Board has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Group immediately notifies the ASX of information concerning the Group:

(1)	that a reasonable person would or may expect to have a material effect on the price or value of the Group's securities; and

(2)	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Group's securities.

The Group also posts all information disclosed in accordance with this policy on the Group's website in an area accessible by the public.

Principle 6: Respect the rights of shareholders

(a)	Shareholder communication

The Group respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Group is committed to:

(1)	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Group;

(2)	giving Shareholders ready access to balanced and understandable information about the Group and Corporate Proposals;

(3)	making it easy for Shareholders to participate in General Meetings of the Group; and

(4)	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder's questions about the conduct of the audit, and the preparation and content of the Auditor's Report.

Any Shareholder wishing to make inquiries of the Group is advised to contact the registered office. All public announcements made by the Group can be obtained from the ASX's website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Group's website and distributed to shareholders where specifically requested;

•	the Appendix 4D which is published on the Group's website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

Shareholders may elect to, and are encouraged to, receive communications from the Group and its share registry electronically.

53

Annual Report 2018

Corporate governance statement (continued)

Principle 7: Recognise and manage risk

(a)	Risk management

The Board is committed to the identification, assessment and management of risk throughout the Group’s business activities.

The Audit Committee has established a policy for risk oversight and management within the Group which is periodically reviewed and updated. In accordance with this policy, management periodically reports to the Board on the management of material business risks and whether those risks are being managed effectively.

Management reports to the Board on risk management through regular operations reports, and via direct and timely communication to the Board where and when applicable.

The Groups recognises that risk management is an essential element of good corporate governance and fundamental in achieving its strategic and operational objectives. Risk management improves decision-making, defines opportunities and mitigates material events that may impact security holder value.

The Board reviews the Group’s risk management framework periodically to satisfy itself that it continues to be sound. The Group faces risks inherent to its business, including economic risks, which may materially impact the Group’s ability to create or preserve value for security holders over the short, medium or long term. The Group has in place policies and procedures to help manage these risks. The Board does not consider that the Group currently has any material exposure to environmental or social sustainability risks.

(b)	Internal auditor

The Board has appointed ShineWing Australia to provide internal risk audit services. The internal audit function is independent of the external audit function and provides objective assurance on the effectiveness of risk management, internal control and governance processes. The independent internal audit function has a direct reporting line to the Audit Committee and has free access to Group management and employees. Following a review of the risks facing the Group, an Internal Audit Plan is prepared by ShineWing Australia and endorsed by the Audit Committee and the Board. An internal audit is conducted annually.

Principle 8: Remunerate fairly and responsibly

(a)	Remuneration committee

(i)	Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Group's Directors including the CEO; and to oversee and advise the Board on the adoption of policies that govern the Group's compensation programs, including share and American Depository Receipts ('ADRs') option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Group's share and ADRs option plans and any other employee benefit plans.

(ii)	Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 28 to 33. The Remuneration Committee consists of two independent Non-Executive Directors. Given the current size of the Group, the Board believes a Remuneration Committee consisting of two members is sufficient to enable the committee to discharge its mandate effectively.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 45.

The Group also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

54

Annual Report 2018

Corporate governance statement (continued)

Principle 8: Remunerate fairly and responsibly (continued)

(iii)	Responsibilities

The Group has adopted a Remuneration Committee to administer the Group's remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Group;
•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;
•	reviewing performance hurdles associated with incentive plans;
•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;
•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;
•	succession planning for the CEO and Senior Executive Officers; and
•	performance assessment of the CEO and Senior Executives Officers.

(b)	Remuneration policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors' Report on pages 32 to 44 and in note 15(c) on page 81.

Shareholders are invited to vote on the adoption of the report at the Group's Annual General Meeting.

(i)	Senior executive remuneration policy

The Group is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience.

Shares and/or options may also be granted based on an individual's performance, with those granted to Directors subject to Shareholder approval.

Participants in an equity based remuneration scheme are prohibited from entering into any transaction that would have the effect of hedging or otherwise transferring the risk of any fluctuation in the value of any unvested entitlement in company securities to any other person.

(ii)	Non-executive director remuneration policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Group without prior Shareholder approval.

55

Auditor’s Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2018, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley	Melbourne
Partner	31 August 2018
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Annual Financial Report

For the year ended 30 June 2018

Annual Report 2018

58

Annual Report 2018

Consolidated statement of profit or loss and other comprehensive income

	Notes	2018 $	2017 $
Revenue from ordinary activities	2	201,174	132,396
Other income	2	3,125,775	3,022,673
Expenses
Intellectual property expenses		(224,580)	(241,892)
General and administration expenses	3	(4,341,058)	(3,968,630)
Research and development expenses	3	(6,698,016)	(5,700,339)
Other operating expenses		(58,172)	(126,071)
Other gains/(losses)	3	(270,860)	(660,213)
Loss before income tax		(8,265,737)	(7,542,076)
Income tax expense	4	-	-
Loss for the year		(8,265,737)	(7,542,076)
Other comprehensive income
Other comprehensive income for the year, net of tax		-	-
Total comprehensive loss for the year		(8,265,737)	(7,542,076)
		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic loss per share	18	1.55	1.41
Diluted loss per share	18	1.55	1.41

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

59

Annual Report 2018

Consolidated statement of financial position

	Notes	30 June 2018 $	30 June 2017 $
ASSETS
Current assets
Cash and cash equivalents	5(b)	15,235,556	21,884,957
Trade and other receivables	5(a)	3,152,410	3,035,573
Other current assets	5(c)	266,625	329,601
Total current assets		18,654,591	25,250,131
Non-current assets
Property, plant and equipment		71,422	30,815
Total non-current assets		71,422	30,815
Total assets		18,726,013	25,280,946
LIABILITIES
Current liabilities
Trade and other payables	5(d)	2,055,247	892,434
Provisions	6(a)	588,693	698,038
Total current liabilities		2,643,940	1,590,472
Non-current liabilities
Provisions	6(a)	916	440
Total non-current liabilities		916	440
Total liabilities		2,644,856	1,590,912
Net assets		16,081,157	23,690,034
EQUITY
Contributed equity	7(a)	143,910,328	144,018,006
Reserves	7(c)	1,753,954	2,320,480
Accumulated losses	7(b)	(129,583,125)	(122,648,452)

Total equity		16,081,157	23,690,034

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

60

Annual Report 2018

Consolidated statement of changes in equity

		Attributable to owners of Prana Biotechnology Limited
	Notes	Contributed equity $	Reserves $	Accumulated losses $	Total $
Balance at 1 July 2016		146,879,214	9,363,181	(124,875,181)	31,367,214
Loss for the period		-	-	(7,542,076)	(7,542,076)
Total comprehensive loss for the year		-	-	(7,542,076)	(7,542,076)
Transactions with owners in their capacity as owners:
Share-based payment expenses		-	24,460	-	24,460
Transaction costs	7(a)	(159,564)	-	-	(159,564)
Expired options/warrants		(2,701,644)	(7,067,161)	9,768,805	-

Balance at 30 June 2017		144,018,006	2,320,480	(122,648,452)	23,690,034
Loss for the period		-	-	(8,265,737)	(8,265,737)
Total comprehensive loss for the year		-	-	(8,265,737)	(8,265,737)
Transactions with owners in their capacity as owners:
Share-based payment expenses	7(c)	-	764,538	-	764,538
Transaction costs	7(a)	(107,678)	-	-	(107,678)
Expired options/warrants		-	(1,331,064)	1,331,064	-
		(107,678)	(566,526)	1,331,064	656,860
Balance at 30 June 2018		143,910,328	1,753,954	(129,583,125)	16,081,157

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

61

Annual Report 2018

Consolidated statement of cash flows

	Notes	2018 $	2017 $
Cash flows from operating activities
Payments to suppliers and employees		(9,466,459)	(10,766,301)
Interest received		198,598	147,575
R&D tax refund		3,022,673	4,753,646
Net cash (outflow) from operating activities	8(a)	(6,245,188)	(5,865,080)
Cash flows from investing activities
Withdrawal of rental deposit		43,988	-
Payments for property, plant and equipment		(62,405)	(27,918)
Net cash (outflow) from investing activities		(18,417)	(27,918)
Cash flows from financing activities
Transaction costs relating to issue of equity	7(a)	(107,678)	(159,564)
Net cash (outflow) from financing activities		(107,678)	(159,564)
Net (decrease) in cash and cash equivalents		(6,371,283)	(6,052,562)
Cash and cash equivalents at the beginning of the financial year		21,884,957	28,593,538
Effects of exchange rate changes on cash and cash equivalents		(278,118)	(656,019)
Cash and cash equivalents at end of year	5(b)	15,235,556	21,884,957

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

62

Annual Report 2018

Notes to the consolidated financial statements

How numbers are calculated

This section provides additional information about those individual line items in the financial statements that the directors consider most relevant in the context of the operations of the entity, including:

(a)	accounting policies that are relevant for an understanding of the items recognised in the financial statements. These cover situations where the accounting standards either allow a choice or do not deal with a particular type of transaction

(b)	analysis and sub-totals, including segment information

(c)	information about estimates and judgements made in relation to particular items.

1	Segment information	64
2	Revenue and other income	64
3	Loss for the year	64
4	Income tax expense	65
5	Financial assets and financial liabilities	66
6	Non-financial assets and liabilities	69
7	Equity	70
8	Cash flow information	72

Annual Report 2018

Notes to consolidated financial statements (continued)

1	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group's activities are predominantly within Australia and cover research into Parkinsons disease, Alzheimer's disease, Huntington disease and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

2	Revenue and other income

	2018 $	2017 $
Other revenue
Interest income	201,174	132,396
	201,174	132,396
Other income
R&D tax incentive	3,125,775	3,022,673
	3,125,775	3,022,673

Critical judgements in calculating amounts

R&D tax incentive

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2018 the Group has recorded an item in other income of $3,125,775 (2017: $3,022,673) to recognise this amount which relates to this financial year.

3	Loss for the year

	2018 $	2017 $
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	21,799	21,328
Employee expenses (non R&D related)	909,756	1,033,897
Consultant and director expenses	1,279,014	849,588
Audit, internal control and other assurance expenses	186,660	200,480
Corporate compliance expenses	351,611	377,920
Office rental	142,233	200,704
Other administrative and office expenses	1,449,985	1,284,713
	4,341,058	3,968,630
Research and development expenses
Employee expenses	2,223,807	1,673,473
Other research and development expenses	4,474,209	4,026,866
	6,698,016	5,700,339
Other operating expenses
Foreign exchange loss	270,860	660,213
	270,860	660,213

64

Annual Report 2018

Notes to consolidated financial statements (continued)

4	Income tax expense

(a)	Income tax expense

No income tax expense has arisen in the current or prior years from either current or deferred taxation.

(b)	Numerical reconciliation of income tax expense to prima facie tax payable

	2018 $	2017 $
Profit(Loss) from continuing operations before income tax expense	(8,265,737)	(7,542,076)
Tax at the Australian tax rate of 27.5% (2017 - 27.5%)	(2,273,078)	(2,074,071)
Tax at the oversea tax rate	12,375	(28,639)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development expenditure (net of tax incentive)	1,187,557	1,079,650
Entertainment	1,694	1,466
Share-based payment	210,248	6,727
Other non-deductible expenses	112,308	86,684
	(748,896)	(928,183)
Future tax benefits not recognised as an asset	748,896	928,183
Income tax expense	-	-

(c)	Amounts recognised directly in equity

No current or deferred tax amounts have been recognised in equity in the current or prior year.

(d)	Tax losses

	2018 $	2017 $
Unused tax losses for which no deferred tax asset has been recognised	125,041,203	122,272,943
Potential tax benefit	34,373,956	33,625,059

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2018, the Group had a potential tax benefit related to tax losses carried forward of $125,041,203. Such amount includes net losses of $440,122 related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S on 22 December 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21- percent flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $125,041,203.

65

Annual Report 2018

Notes to consolidated financial statements (continued)

4	Income tax expense (continued)

(d)	Tax losses (continued)

As at balance date, there are unrecognised tax losses with a benefit of approximately $34,373,956 (2017: $33,625,059) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if:

•	The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

•	The Group companies continue to comply with the conditions for deductibility imposed by the law; and

•	No changes in tax legislation adversely affect the Group companies from realising the benefit.

(e)	Unrecognised temporary differences

	2018 $	2017 $
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable
Section 40-880 deductions	238,868	509,497
Accruals and provisions	737,151	948,727
Foreign exchange	278,117	656,019
	1,254,136	2,114,243
Unrecognised deferred tax relating to the above temporary differences	344,887	581,417

Future benefits attributable to net temporary differences have not been brought to account, as the Directors do not regard the realisation of such benefits as probable.

5	Financial assets and financial liabilities

This note provides information about the Group’s financial instruments, including:

a.	an overview of all financial instruments held by the Group
b.	specific information about each type of financial instrument
c.	accounting policies (where relevant)
d.	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved (if any).

(a)	Trade and other receivables

	30 June 2018			30 June 2017
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
R&D tax incentive receivable	3,125,775	-	3,125,775	3,022,673	-	3,022,673
Accrued interest income	12,680	-	12,680	10,104	-	10,104
Goods and services tax receivable	13,955	-	13,955	2,796	-	2,796
	3,152,410	-	3,152,410	3,035,573	-	3,035,573

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 2.

66

Annual Report 2018

Notes to consolidated financial statements (continued)

5	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables (continued)

(i)	Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current. The Group’s impairment and other accounting policies for trade and other receivables are outlined in notes 10(b) and 20(j) respectively.

(ii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is assumed to be the same as their fair value.

(iii)	Impairment and risk exposure

Information about the impairment of trade and other receivables, their credit quality and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in note 10(a) and 10(b).

(b)	Cash and cash equivalents

	30 June 2018 $	30 June 2017 $
Current assets
Cash at bank and in hand	9,042,843	18,734,957
Deposits at call	6,192,713	3,150,000
	15,235,556	21,884,957

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. These term deposits have interest rates from 2.3%% to 2.4% per annum. See note 20(i) for the group’s other accounting policies on cash and cash equivalents.

(c)	Other current assets

	30 June 2018			30 June 2017
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Rental deposits	9,514	-	9,514	43,988	-	43,988
Prepayments	256,821	-	256,821	285,613	-	285,613
Others	290	-	290	-	-	-
	266,625	-	266,625	329,601	-	329,601

67

Annual Report 2018

Notes to consolidated financial statements (continued)

5	Financial assets and financial liabilities (continued)

(d)	Trade and other payables

		30 June 2018			30 June 2017
	Notes	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Trade payables		1,333,890	-	1,333,890	65,049	-	65,049
Accrued expenses	5(d)(i)	710,166	-	710,166	805,239	-	805,239
Other payables		11,191	-	11,191	22,146	-	22,146
		2,055,247	-	2,055,247	892,434	-	892,434

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

(i)	Accrued expenses

	30 June 2018			30 June 2017
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
R&D accruals	333,645	-	333,645	475,854	-	475,854
Other accrued expenses	376,521	-	376,521	329,385	-	329,385
	710,166	-	710,166	805,239	-	805,239

(e)	Recognised fair value measurements

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 20.

Financial instruments measured at fair value

The financial instruments recognised at fair value in the consolidated statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the- counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

In 2018 and 2017, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

68

Annual Report 2018

Notes to consolidated financial statements (continued)

6	Non-financial assets and liabilities

This note provides information about the group's non-financial assets and liabilities, including:

•	specific information about each type of non-financial asset and non-financial liability
o	provisions (note 6(a))
•	accounting policies

(a)	Provisions

		30 June 2018			30 June 2017
	Notes	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Annual leave		266,487	-	266,487	298,508	-	298,508
Long service leave		322,206	916	323,122	399,530	440	399,970
		588,693	916	589,609	698,038	440	698,478

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in note 20 to this report.

(i)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. Majority of the balance is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

(ii)	Movements in provisions

2018	Annual leave $	Long service leave $	Total $
Carrying amount at the start of the year	298,508	399,970	698,478
- additional provisions recognised	261,354	26,515	287,869
Amounts used during the year	(293,375)	(103,363)	(396,738)
Carrying amount at end of year	266,487	323,122	589,609

2017	Annual leave $	Long service leave $	Total $
Carrying amount at the start of the year	288,122	321,119	609,241
- additional provisions recognised	134,198	78,851	213,049
Amounts used during the year	(123,812)	-	(123,812)
Carrying amount at end of year	298,508	399,970	698,478

69

Annual Report 2018

Notes to consolidated financial statements (continued)

7	Equity

(a)	Contributed equity

	Notes	30 June 2018 Shares	30 June 2017 Shares	30 June 2018 $	30 June 2017 $
Ordinary shares - fully paid	7(a)(i), 7(a)(ii)	533,891,470	533,891,470	143,910,328	144,018,006

(i)	Movements in ordinary share:

Details	Number of shares	$
Opening balance 1 July 2016	533,891,470	144,177,570
Transaction costs	-	(159,564)
Balance 30 June 2017	533,891,470	144,018,006
Transaction costs	-	(107,678)
Balance 30 June 2018	533,891,470	143,910,328

There have been no new ordinary shares issued during the years 2017 and 2018.

Subsequent to the end of the current financial year, on July 12, 2018, 3,083,580 new ordinary shares were issued.

(ii)	Ordinary shares

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	Notes	30 June 2018 $	30 June 2017 $
Balance at the beginning of the year		122,648,452	124,875,182
Net loss for the year		8,265,737	7,542,076
Reclassify expired options from contributed equity		-	(2,701,644)
Reclassify expired options from reserves (1)	7(c)(i)	(1,331,064)	(5,098,165)
Reclassify expired options/warrants from reserves (1)		-	(1,968,997)
Balance at the end of the year		129,583,125	122,648,452

(1)	Reclassification of options over fully paid ordinary shares, options and warrants over ADRs.

70

Annual Report 2018

Notes to consolidated financial statements (continued)

7	Equity (continued)

(c)	Reserves

Share based payment reserve	Notes	30 June 2018 Options/ Warrants	30 June 2017 Options/ Warrants	30 June 2018 $	30 June 2017 $
Options over fully paid ordinary shares	7(c)(i)	25,216,490	26,826,063	1,753,954	2,320,480
		25,216,490	26,826,063	1,753,954	2,320,480

(i)	Options over fully paid ordinary shares

During the year ended 30 June 2018, 12,100,000 options were issued to the directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan (2017: 8,550,000). For further details, see note 16. The table below also presents the number of options issued, lapsed or expired during the year then ended.

			Amount
2018	Details	Number	$

10 Oct 2017	Options lapsed during the period	(2,360,000)	(204,221)
13 Dec 2017	Options expired during the period	(8,500,000)	(628,389)
18 Jan 2018	Options issued during the period	12,100,000	522,460
6 Apr 2018	Options expired during the period	(1,200,000)	(274,966)
25 Jun 2018	Options expired during the period	(1,649,573)	(223,488)
30 Jun 2018	Options granted but not issued (*)	-	14,212
30 Jun 2018	Share-based payment expenses - options issued in prior period	-	227,866
		(1,609,573)	(566,526)

(*)	700,000 options, exercisable at $0.083 per share, expiring on 31 January 2023 were subsequently issued to an employee under the the Plan on 13 July 2018.

There have been no options over fully paid ordinary shares exercised or forfeited during the current and prior years.

(ii)	Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to directors, employees and consultants but not exercised.

71

Annual Report 2018

Notes to consolidated financial statements (continued)

8	Cash flow information

(a)	Reconciliation of profit after income tax to net cash inflow from operating activities

	30 June 2018 $	30 June 2017 $
Loss for the year	(8,265,737)	(7,542,076)
Adjustment for Depreciation	21,799	21,328
Non-cash employee benefits expense - share-based payments	764,539	24,460
Net foreign exchange differences	278,117	656,019
Change in operating assets and liabilities:
Increase/(Decrease) in provisions	(108,869)	89,237
Increase/(Decrease) in accounts receivable	(116,837)	1,746,152
(Increase)/Decrease in other current assets	18,988	(4,069)
Increase/(Decrease) in accounts payable	1,162,812	(856,131)
Net cash outflow from operating activities	(6,245,188)	(5,865,080)

(b)	Non-cash investing and financing activities

There have been no non-cash investing and financing activities during the current and prior year.

72

Annual Report 2018

Notes to consolidated financial statements (continued)

Risk

This section of the notes discusses the group’s exposure to various risks and shows how these could affect the group’s financial position and performance.

9	Critical estimates, judgements and errors	74
10	Financial risk management	75
11	Capital management	77

Annual Report 2018

Notes to consolidated financial statements (continued)

9	Critical estimates, judgements and errors

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Going concern basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. For the year ended 30 June 2018, the Group incurred an operating loss of $8,265,737 (2017: $7,542,076) and an operating cash outflow of $6,245,188 (2017: $5,865,080). As at 30 June 2018, the net assets of the Group stood at $16,081,157 (2017: $23,690,034) and the cash position has decreased to $15,235,556 from $21,884,957 million at 30 June 2017.

Cash on hand at 30 June 2018 is considered sufficient to meet the Group's forecast cash outflows in relation to research and development activities currently underway and other committed business activities for at least 12 months from the date of this report. The Directors have determined that no additional commitments towards later stage research and development activities will occur until the raising of additional funds. While there is uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through these activities. Additional options available to contribute to the cash reserves include the following:

•	The Group continues to pursue the raising of additional funds through alternative funding structures and has a strong history of raising capital. The Group has an existing "at market” (ATM) facility through which it could raise additional funds of up to US$50 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in October 2017 has been a successful source of raising funds. In prior reporting periods, the Group has raised A$48.68 million (US$44.5 million) under a previous ATM facility.

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

In addition to these options, the Group has recorded a Trade and Other Receivable at 30 June 2018 in the amount of $3,125,775 from the Australian Taxation Office in respect of its 2018 research and development tax incentive claim. The Group expects to receive this amount during the 12 months ended 30 June 2019 and also expects the research and development tax incentive to continue to be applicable in the subsequent years.

On this basis, the Directors are satisfied that the Group is a going concern at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at 30 June 2018.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

(b)	R&D tax incentive

Refer to note 2 for details.

74

Annual Report 2018

Notes to consolidated financial statements (continued)

9	Critical estimates, judgements and errors (continued)

(c)	Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares. Refer to note 16 for more details.

10	Financial risk management

The Group's activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

(a)	Market risk

(i)	Foreign exchange risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, all the amounts in the table below are displayed in $AUD at year-end spot rates:

Exposure

The group's exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2018			30 June 2017
	USD $	EUR $	GBP $	USD $	EUR $	GBP $
Cash and cash equivalents	6,309,829	173	428	17,508,482	164	1,421
Trade and other payables	(607,150)	(1,439)	(39,167)	(6,509)	-	-
Total exposure	5,702,679	(1,266)	(38,739)	17,501,973	164	1,421

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

The Group has conducted a sensitivity analysis of the Group's exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and British Pound (GBP). Other than the USD, the Group's exposure to EUR and GBP is deemed as insignificant. The sensitivity analysis is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD exchange rate over the past 5 years based on the year-end spot rates, which is 7.18% (2017: 7.96%).

Based on the financial instruments held at 30 June 2018, had the Australian dollar weakened/strengthened by 7.18% (2017: 7.96%) against the USD with all other variables held constant, the Group's post-tax loss for the year would have been A$409,391 lower/higher (2017: A$1,392,754 lower/higher).

75

Annual Report 2018

Notes to consolidated financial statements (continued)

10	Financial risk management (continued)

(ii)	Interest rate risk

The Group's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Group's exposure to interest rate risk has not changed since the prior year.

2018	Weighted average effective interest rate %	Floating interest rate $	Fixed interest rate - within 1 year $	Fixed interest rate - 1 to 5 years $	Fixed interest rate - over 5 years $	Non-interest bearing $	Total $
Financial assets
Cash and cash equivalents	1.09	8,925,124	6,192,713	-	-	117,718	15,235,556
Receivables	-	-	-	-	-	3,152,410	3,152,410
Other current assets	-	-	-	-	-	266,625	266,625
Total financial assets		8,925,124	6,192,713	-	-	3,536,753	18,654,591
Financial liabilities
Trade and other payables	-	-	-	-	-	(2,055,247)	(2,055,247)
Total financial liabilities	-	-	-	-	-	(2,055,247)	(2,055,247)

2017	Weighted average effective interest rate %	Floating interest rate $	Fixed interest rate - within 1 year $	Fixed interest rate - 1 to 5 years $	Fixed interest rate - over 5 years $	Non-interest bearing $	Total $
Financial assets
Cash and cash equivalents	0.33	18,680,923	3,150,000	-	-	54,034	21,884,957
Receivables	-	-	-	-	-	3,035,573	3,035,573
Other current assets	2.55	-	43,988	-	-	285,613	329,601
Total financial assets		18,680,923	3,193,988	-	-	3,375,220	25,250,131
Financial liabilities
Trade and other payables	-	-	-	-	-	(892,434)	(892,434)
Total financial liabilities	-	-	-	-	-	(892,434)	(892,434)

There has been no change to the Group's exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

Sensitivity

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2017. The percentage change is based on the expected volatility of interest rates using market data and analysts’ forecasts.

Interest rates - increase by 100 basis points

Interest rates - decrease by 100 basis points

76

Annual Report 2018

Notes to consolidated financial statements (continued)

10	Financial risk management (continued)

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group's policy to hedge credit risk. The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party. The financial institution where all cash is invested has a Standard and Poors Rating of AA- as at 30 June 2018.

There has been no significant change in the Group's exposure to credit risk since the previous year. The carrying amount of the Group's financial assets represent the maximum credit exposure.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

Maturities of financial liabilities

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount liabilities
At 30 June 2018	$	$	$	$	$	$	$
Trade and other payables	2,055,247	-	-	-	-	2,055,247	2,055,247
Total	2,055,247	-	-	-	-	2,055,247	2,055,247
At 30 June 2017
Trade and other payables	892,434	-	-	-	-	892,434	892,434
Total	892,434	-	-	-	-	892,434	892,434

11	Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group's constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, accumulated losses and reserves disclosed in notes 7(a), 7(b) and 7(c). By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group's Management the Board monitors the need to raise additional equity from the equity markets.

77

Annual Report 2018

Notes to consolidated financial statements (continued)

Unrecognised items

This section of the notes provides information about items that are not recognised in the financial statements as they do not (yet) satisfy the recognition criteria.

In addition to the items and transactions disclosed below, there are also:

(a)	Unrecognised tax amounts – see note 6
(b)	Non-cash investing and financing transactions – see note 10(b).

12	Contingent liabilities and contingent assets	79
13	Commitments	79
14	Events occurring after the reporting period	79

Annual Report 2018

Notes to consolidated financial statements (continued)

12	Contingent liabilities and contingent assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group. As at balance sheet date, the Group had a bank guarantee of $41,701 in relation to the head office lease.

13	Commitments

(a)	Non-cancellable operating leases

Expenditure commitments relating to operating leases as detailed below, relate to the Group.

	30 June 2018 $	30 June 2017 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	115,885	44,521
Later than one year but not later than five years	111,121	3,809
Later than five years	-	-
	227,006	48,330

The table above comprises of commitments related to the operating lease arrangements on the Australia and U.S offices. The Australia office lease is a non-cancellable lease with an 3-year term, with rent payable monthly in advance. The lease expires on 17 September 2020. The U.S office lease is a non-cancellable lease with an 2-year term, with rent payable monthly in advance. The lease expires on 31 October 2019.

(b)	Remuneration commitments

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report on pages 41 to 42 that are not recognised as liabilities and are not included in the key management personnel compensation.

14	Events occurring after the reporting period

No matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

79

Annual Report 2018

Notes to consolidated financial statements (continued)

Other information

This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

15	Related party transactions	81
16	Share-based payments	81
17	Remuneration of auditors	84
18	Loss per share	84
19	Parent entity financial information	85
20	Summary of significant accounting policies	86

Annual Report 2018

Notes to consolidated financial statements (continued)

15	Related party transactions

(a)	Parent entity

Prana Biotechnology Limited, a company limited by shares that was incorporated in and is domiciled in Australia is the parent entity of the Group. The financial information for the parent entity is disclosed in note 19.

(b)	Subsidiaries

The parent entity has two wholly owned subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

(c)	Key management personnel compensation

	2018 $	2017 $
Short-term employee benefits	1,522,777	1,537,198
Post-employment benefits	44,389	87,465
Long-term benefits	(1,061)	28,600
Share-based payments	608,179	16,307
	2,174,284	1,669,570

Detailed remuneration disclosures are provided in the remuneration report on pages 32 to 44.

(d)	Transactions with other related parties

The following transaction(s) occurred with related parties:

•	Dr. Ira Shoulson provides consulting services to the Group in a separate capacity to his position as Non- Executive Director. Total cash compensation of $12,021 was paid to Prof. Ira Shoulson for the period from 1 July 2017 to 30 June 2018 in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

16	Share-based payments

(a)	Employee and Consultant Plan

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group's intellectual property rights. Due to the Group's United States presence, an United States plan and an Australian plan were developed. At 30 June 2018, equity had been issued to 5 Directors, 2 Key Management Personnel, 11 employees and 9 consultants under the Australian Plan.

81

Annual Report 2018

Notes to consolidated financial statements (continued)

16	Share-based payments (continued)

(i)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2018 Number of shares	2017 Number of shares
Outstanding at the beginning of the year	13,277,715	13,277,715
Granted	-	-
Forfeited	-	-
Exercised Options	-	-
Outstanding at the end of the year	13,277,715	13,277,715

(ii)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	2018		2017
	Average exercise price per share option $	Number of options	Average exercise price per share option $	Number of options
As at 1 July	0.29	26,826,063	0.38	19,395,582
Granted during the year	0.11	12,100,000	0.07	8,550,000
Exercised during the year	-	-	-	-
Forfeited/expired during the year	0.31	(13,709,573)	0.25	(1,119,519)
As at 30 June	0.19	25,216,490	0.29	26,826,063

Share options outstanding at the end of the year have the following expiry date and exercise prices.

Series	Grant date	Expiry date	Exercise price	Share options	Share options
				30 June 2018	30 June 2017
PBTAA	25-Oct-13	24-Oct-18	$0.61	200,000	200,000
PBTAB	3-Oct-14	2-Oct-18	$0.34	-	1,000,000
PBTAC	26-June-13	25-Jun-18	$0.37	-	1,649,573
PBTAD	4-Nov-13	3-Nov-18	$0.73	200,000	360,000
PBTAE	13-Dec-13	11-Dec-18	$1.04	1,200,000	1,200,000
PBTAF	7-Feb-14	5-Feb-19	$1.12	100,000	100,000
PBTAG	7-Apr-14	6-Apr-18	$0.25	-	1,200,000
PBTAH	19-Feb-15	18-Feb-20	$0.26	2,000,000	2,000,000
PBTAQ	12-Dec-12	13-Dec-17	$0.33	-	8,500,000
PBTAR	27-May-15	25-May-20	$0.27	1,400,000	1,400,000
PBTAY	5-Aug-13	4-Aug-18	$0.66	306,490	306,490
PBTAZ	2-Oct-13	1-Oct-18	$0.66	360,000	360,000
PBTAS	7-Jun-17	6-Jun-22	$0.07	7,350,000	8,550,000
PBTAA	18-Dec-17	14-Dec-22	$0.11	12,100,000	-
				25,216,490	26,826,063
Weighted average remaining contractual life of options outstanding at end of period				3.56	2.34

13,709,573 options expired/forfeited during the period covered by the above table.

82

Annual Report 2018

Notes to consolidated financial statements (continued)

16	Share-based payments (continued)

(a)	Employee and Consultant Plan (continued)

Life of the Option

The life is the time period from grant date through to expiry.

Share price volatility

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

Series	Grant date	Exercise price	Share price at Grant date	Expected share price volatility	Years to expiry	Dividend yield	Risk-free interest rate
		$	$
PBTAY	5-Aug-13	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	2-Oct-13	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	25-Oct-13	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	4-Nov-13	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	13-Dec-13	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	7-Feb-14	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	7-Apr-14	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	3-Oct-14	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	19-Feb-15	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	27-May-15	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	7-Jun-17	0.07	0.05	100%	5.00	0%	1.97%
PBTAAA	18-Dec-17	0.11	0.07	100%	5.00	0%	2.38%
PBTAI*	1-Feb-18	0.08	0.06	100%	5.00	0%	2.24%

*These options were subsequently issued to an employee of the company after balance sheet date.

The closing share market price of an ordinary share of Prana Biotechnology Limited on the Australian Securities Exchange at 30 June 2018 was $0.04 (30 June 2017: $0.05).

(b)	Options issued outside of the Employee and Consultant Plan

There were no options granted during the year ended 30 June 2018 and 30 June 2017 outside of the plan.

There are no options outstanding at 30 June 2018. All equity issued outside of the plan has been expensed in prior periods.

83

Annual Report 2018

Notes to consolidated financial statements (continued)

17	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2018 $	2017$
Audit and other assurance services
Audit and review of financial statements	232,960	260,645
Other assurance services	-	-
Audit and review of internal controls	20,000	20,590
Total remuneration for audit and other assurance services	252,960	281,235

An amount of $66,300 related to the issuance of a comfort letter was included in the total Audit and review of financial statements above during the 2018 financial year (2017: $80,755).

18	Loss per share

(a)	Basic loss per share

	2018 Cents	2017 Cents
Basic loss per share	1.55	1.41

(b)	Diluted loss per share

	2018 Cents	2017 Cents
From continuing operations attributable to the ordinary equity holders of the company	1.55	1.41

(c)	Reconciliation of loss used in calculating earnings per share

	2018 $	2017$
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	8,265,737	7,542,076

Diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	8,265,737	7,542,076

84

Annual Report 2018

Notes to consolidated financial statements (continued)

19	Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	30 June 2018 $	30 June 2017 $
Statement of financial position
Current assets	18,654,591	25,250,131
Non-current assets	512,576	637,101
Total assets	19,167,167	25,887,232
Current liabilities	2,640,553	1,587,216
Non-current liabilities	916	440
Total liabilities	2,641,469	1,587,656
Shareholders' equity
Contributed equity	143,910,328	144,018,006
Reserves	1,753,954	2,320,480
Accumulated losses	(129,138,584)	(122,038,910)
Total equity	16,525,698	24,299,576
Statement of profit or loss and other comprehensive income
Loss for the year	(8,430,740)	(7,160,224)
Total comprehensive loss for the year	(8,430,740)	(7,160,224)

85

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies

This note provides a list of all significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Prana Biotechnology Limited and its subsidiaries.

(a)	Basis of preparation

These general purpose consolidated financial statements have been prepared in accordance with Australian Accounting Standards and interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the consolidated financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Prana Biotechnology Limited Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	Historical cost convention

These consolidated financial statements have been prepared under the historical cost basis.

(iii)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for first time in their annual reporting period commencing 1 July 2017:

•	AASB 2016-1 Amendments to Australian Accounting Standards - Recognition of Deferred Tax Assets for Unrealised Losses
•	AASB 2016-2 Amendments to Australian Accounting Standards - Disclosure Initiative: Amendments to AASB 107, and
•	AASB 2017-2 Amendments to Australian Accounting Standards - Further Annual Improvements 2014-2016 Cycle

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

(iv)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

86

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies (continued)

Title	Nature of change	Impact	Application date
AASB 15 Revenue from Contracts with Customers

The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

The standard permits either a full retrospective or a modified retrospective approach for the adoption.

		The Group is currently not generating revenue from contracts with customers and thus the impact is expected to be nil. The Group will consider the impact when revenue is generated.	Mandatory for financial years commencing on or after 1 January 2018, but available for early adoption.
AASB 9 Financial Instruments

AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

AASB 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model.

The Group has not conducted a formal assessment on the impact of AASB 9 on the classification and measurement of the Group's financial instrument.

However based on a preliminary review of the available financial instruments as at the date of this report, the Group does not consider the impact to be material on the basis that the Group's financial instruments primarily comprise of receivables from the Australian Tax Office in relation to R&D tax incentives, along with payables to creditors for services received and they are not affected by AASB 9 if and when the it becomes applicable.

Must be applied for financial years commencing on or after 1 January 2018.
AASB 16 Leases

AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short term and low-value leases.

The accounting for lessors will not significantly change.

		The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of $227,006, see note 13. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.	Mandatory for financial years commencing on or after 1 January 2019. At this stage, the group does not intend to adopt the standard before its effective date.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

87

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies (continued)

(b)	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2018 and the results of all subsidiaries for the year then ended. Prana Biotechnology Limited and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Parkinsons Disease, Alzheimer's Disease, Huntington Disease and other neurodegenerative disorders.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars ($), which is Prana Biotechnology Limited's functional and presentation currency.

(ii)	Transactions and balances

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the statement of profit or loss and other comprehensive income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the end of the respective reporting period.

•	income and expenses for each consolidated income statement and consolidated statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

88

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies (continued)

(e)	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(f)	Income tax

The income tax expense or revenue for the period is the tax payable/receivable on the current period's taxable income/loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Group's business (research and development) and its history of losses.

(g)	Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 13).

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

89

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies (continued)

(h)	Impairment of assets

At each reporting date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(j)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. See note 5(a) for further information about the Group’s accounting for trade receivables and note 10(b) for a description of the Group's impairment policies.

(k)	Warrants and options

Under AASB 132 Financial Instruments: Disclosure and Presentation ('AASB 132'), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Group and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy 20(o) for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black- Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are re-valued to their current fair value, with the difference in fair value recorded in the consolidated statement of profit or loss and other comprehensive income.

(l)	Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

90

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies (continued)

(m)	Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives from the point at which the asset is ready for use.

(n)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(o)	Share-based payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to these plans is set out in note 16.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight- line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

91

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies (continued)

(p)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(q)	Employee benefits

(i)	Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the consolidated statement of financial position.

The Group’s obligations for annual leave are presented as part of provisions in the consolidated statement of financial position. The obligations are presented as current liabilities in the consolidated statement of financial position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave is not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. It is therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the consolidated statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting date, regardless of when the actual settlement is expected to occur.

(r)	Contributed equity

Ordinary share capital is recognised as equity at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s)	Loss per share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

92

Annual Report 2018

Notes to consolidated financial statements (continued)

20	Summary of significant accounting policies (continued)

(t)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

93

Annual Report 2018

Directors' declaration

In the directors' opinion:

(a)	the consolidated financial statements and notes set out on pages 56 to 93 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity's financial position as at 30 June 2018 and of its performance for the year ended on that date, and

(b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Note 20(a) confirms that the consolidated financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

Mr. Geoffrey Kempler

Executive Chairman & CEO

31 August 2018

94

Independent auditor’s report

To the members of Prana Biotechnology Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Prana Biotechnology Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group's financial position as at 30 June 2018 and of its financial performance for the year then ended

(b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

•	the consolidated statement of financial position as at 30 June 2018

•	the consolidated statement of changes in equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	the consolidated statement of profit or loss and other comprehensive income for the year then ended

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies

•	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group runs a Research and Development (R&D) stage biopharmaceutical operation headquartered in Melbourne, Australia and is in the process of developing potential treatments for neurodegenerative diseases. The Group owns a portfolio of proprietary compounds with applications in different phases of the development stage.

Materiality

•	For the purpose of our audit we used overall Group materiality of $413,000, which represents approximately 5% of the Group’s loss before tax.

•	We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.

•	We chose loss before tax as the benchmark because, in our view, it is most appropriate and is one of the generally accepted benchmarks in the industry.

Audit Scope

•	Our audit focused on where the Directors made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit Committee.

Key audit matter	How our audit addressed the key audit matter

Recognition of third party R&D contractual costs
(Refer to note 3)

As the Group is in a research and development phase, a number of R&D activities are conducted under third party contracts. These contracts can have complex terms including milestone payments, which can impact the timing of recognition of these costs. There is judgement involved in determining whether the key terms of the contract have been met by the third party and therefore whether a liability should be recognised by the Group.

We focused on the recognition of contractual costs as part of the audit because these expenses are a material balance on the consolidated statement of profit or loss and other comprehensive income and a key contributor to the Group’s overall performance.

As part of our procedures in relation to the R&D contractual arrangements we have:

•     Obtained an understanding of the controls over the ‘purchasing and payables’ process

•     Obtained evidence on a sample basis that controls had been designed to monitor contract costs

•     Tested a sample of third party expenses to agree the amounts recorded to underlying invoices

•     Tested a sample of payments made subsequent to 30 June 2018 to assess whether they were appropriately recorded as liabilities as at 30 June 2018

•     Obtained the contract register and examined a sample of contracts to assess whether key terms of contractual arrangements are appropriately recognised in the financial statements.

Valuation of the R&D tax incentive receivable
(Refer to note 5) $3.1 million

The Group claims certain expenditures under the Australian Taxation Office (ATO) Research and Development Tax Incentive scheme associated with its operating activities. The Group is eligible for a 43.5% refundable tax offset of eligible expenditure if its turnover is less than $20 million per annum provided it is not controlled by income tax exempt entities (the R&D tax incentive). The estimated value of the R&D tax incentive receivable at 30 June 2018 was $3.1 million.

The estimated R&D tax incentive is recorded as an item of other income within the consolidated statement of profit or loss and other comprehensive income with a corresponding receivable entry. An R&D return is filed with the ATO in the subsequent financial year, based on which the Group receives the incentive in cash.

The Group makes a number of judgements in determining the classification of claimable expenses and the value of the R&D tax incentive is a key area of estimation for the Group. The Group engaged third party experts to assist with the review of the classification of expenses underlying the Group’s claim and with the lodgement of the R&D refund application.

We focused on the R&D tax incentive receivable as it is a material balance in the statement of financial position and involves a degree of judgement and interpretation of the R&D tax legislation of by the Group to assess the eligibility of incurred R&D expenditures under the scheme.

We examined the Group’s R&D tax incentive estimate to assess the receivable and income amount recognised as at 30 June 2018. As part of our procedures we:

•     Compared the estimate recorded in the financial statements as at 30 June 2017 to the amount of cash received after lodgement of the 2017 R&D tax claim to assess accuracy of Group’s estimates as the R&D return for the receivable recorded as the 30 June 2018 incentive will be lodged and received after the date of this audit report

•     Compared the nature of the R&D expenditures included in the current year estimate to the nature of R&D expenditures in the prior year estimate

•     Tested the nature of a sample of the expenditures against the eligibility criteria of the R&D tax incentive scheme

•     Obtained the correspondence and advice of the Group’s third party experts and agreed the advice to the Group’s calculation for the year ended 30 June 2018.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2018, including the Corporate Directory, Chairman's Letter, Review of Operations and Activities, Intellectual Property Report, Director’s Report, Corporate Governance Statement and Shareholder Information, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor's report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 34 to 44 of the Directors’ report for the year ended 30 June 2018.

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2018 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Sam Lobley	Melbourne
Partner	31 August 2018

Annual Report 2018

Shareholder information

The shareholder information set out below was applicable as at 27 August 2018.

A.	Distribution of equity securities

Ordinary shares

536,975,050 fully paid ordinary shares are held by 2,986 individual shareholders. All ordinary shares carry one vote per share.

Analysis of numbers of equity security holders by size of holding:

Holding	No. of holders
1 - 1000	515
1,001 - 5,000	973
5,001 - 10,000	458
10,001 - 100,000	851
100,001 and over	189
2,986
including:
Unmarketable parcels	1,982

Options

•	360,000 unlisted options exercisable at $0.66 on or before 1 October 2018, are held by 3 individual shareholders
•	1,400,000 unlisted options exercisable at $0.27 on or before 25 May 2020, are held by 4 individual shareholders
•	200,000 unlisted options exercisable at $0.61 on or before 24 October 2018, are held by 1 individual shareholder
•	1,200,000 unlisted options exercisable at $1.04 on or before 11 December 2018, are held by 2 individual shareholders
•	100,000 unlisted options exercisable at $1.12 on or before 5 February 2019, are held by 1 individual shareholder
•	200,000 unlisted options exercisable at $0.73 on or before 03 November 2018, are held by 1 individual shareholder
•	2,000,000 unlisted options exercisable at $0.26 on or before 18 February 2020, are held by 2 individual shareholders
•	7,350,000 unlisted options exercisable at $0.07 on or before 6 June 2022, are held by 15 individual shareholders
•	12,600,000 unlisted options exercisable at $0.11 on or before 14 December 2022, are held by 8 individual shareholders
•	700,000 unlisted options exercisable at $0.08 on or before 31 January 2023, are held by 1 individual shareholder

All options do not carry a right to vote. Voting rights will be attached to the unissued shares when the options have been exercised.

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Annual Report 2018

Shareholder information (continued)

B.	Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares
	Number held	Percentage of issued shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	389,889,040	72.61
JAGEN PTY LTD	15,567,983	2.90
BAYWICK PTY LTD <THE RETAIL DISCRETIONARY A/C>	14,165,000	2.64
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	6,006,707	1.12
J P MORGAN NOMINEES AUSTRALIA LIMITED	5,867,548	1.09
MR JAMES V BABCOCK	3,980,263	0.74
NRB DEVELOPMENTS PTY LTD	2,970,000	0.55
CITOS SUPER PTY LTD <CITOS PTY LTD SF A/C>	2,656,714	0.49
MOUBRAY PTY LTD <ROBERT HALLAS SF A/C>	2,000,000	0.37
ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.34
NEUROTRANSMISSION PTY LTD	1,672,433	0.31
CITICORP NOMINEES PTY LIMITED	1,562,830	0.29
KEMPLER SUPER PTY LTD <LEON SUPER FUND A/C>	1,492,212	0.28
MR JOHNNY BORIS MARTINOVICH	1,220,122	0.23
CARLINGWOOD PTY LTD <FINKELSTEIN S/F A/C>	1,213,099	0.23
MS JIA LU	1,149,164	0.21
DACOMA HOLDINGS PTY LIMITED <JJO SUPERANNUATION FUND A/C>	1,125,000	0.21
MR LUKASZ PIEPRZYK	1,056,227	0.20
ONE LUCKY OAK PTY LTD <OAKSHOTT FAM SUPER FUND A/C>	1,040,432	0.19
MR NICHOLAS JOSEPH BOEKEL	1,000,000	0.19
	457,460,798	85.19

Unquoted equity securities

There are no unquoted equity securities holding greater than 20%.

C.	Substantial holders

There are no substantial shareholders who have notified the Group in accordance with Section 671B of the Corporations Act.

D.	Shareholder enquiries

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

E.	Change of address, change of name and consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

F.	Annual report mailing

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Group in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to receive all other shareholder information.

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Annual Report 2018

Shareholder information (continued)

G.	Tax file numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

H.	CHESS (Clearing House Electronic Sub-register System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

I.	Uncertified share register

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

J.	Website

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com.au

About Prana Biotechnology

Prana Biotechnology is developing first-in-class therapies to treat orphan neurodegenerative diseases.

Prana’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

PBT434 entered the clinic with a Phase 1 study in healthy volunteers in mid-2018 in preparation for a treatment study in patients with MSA and PSP. There is no known cure for either disease and no current treatments for slowing disease progression.

Prana Biotechnology was incorporated in Melbourne, Australia in 1997 and has offices in Melbourne, Australia, and San Francisco, USA. The Company listed on the Australian Securities Exchange (ASX: PBT) in 2000 and listed on the NASDAQ (NASDAQ: PRAN) in 2002.

Level 3, 460 Bourke Street Melbourne VIC 3000 Australia +61 (0)3 9349 4906 info@pranabio.com